October 3, 2007

RECEIVED

2007 OCT 5

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

07027256

SUPPL

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's notification regarding the announcement of interim results for the six months ended June 30, 2007, dated September 18, 2007, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 18, 2007;

(2) The Company's Interim Report 2007;

(3) The Company's announcement regarding interim results for the six months ended June 30, 2007, dated September 17, 2007, published (in

dw 10/17

English and Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on September 17, 2007;

(4) The Company's announcement regarding date of board meeting, dated September 5, 2007, published (in English and Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on September 5, 2007; and

(5) The Company's announcement regarding certain selected unaudited key performance indicators of the Group for the 5 months ended May 31, 2007, dated June 12, 2007, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on June 13, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\40

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTIFICATION

INTERIM RESULTS

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of Galaxy Entertainment Group Limited at www.galaxyentertainment.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong from 9:30 a.m. to 12:30 p.m. and 2:00 p.m. to 6:00 p.m., Mondays to Fridays, from the date of this notification until 17 October 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 18 September 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

通知

中期業績

截至二零零七年六月三十日止六個月之中期業績公佈

載有上述事宜詳情之公告可在香港交易及結算所有限公司之網站www.hkex.com.hk「最新上市公司公告」一欄及銀河娛樂集團有限公司之網站www.galaxyentertainment.com覽閱。

此通知僅爲知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定之資料，投資者不應依賴此通知之內容而作出任何投資決定***。投資者應覽閱上述公告以了解詳情。

由即日起至二零零七年十月十七日止，公眾人士可於星期一至五上午九時三十分至下午十二時三十分及下午二時至下午六時到香港中環夏慤道10號和記大廈16樓1606室免費查閱上述公告；如有需要亦可索取公告副本，每張收費爲港幣一元。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年九月十八日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2007 as follows:

The revenue of the Group for the six months ended 30 June 2007 was HK$6,332 million, representing an increase of HK$5,026 million over the corresponding period last year.

The loss attributable to shareholders of the Group for the six months ended 30 June 2007 amounted to HK$268 million, representing a decrease of HK$466 million over the corresponding period last year.

Following the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A ("Galaxy") in July 2005, gaming and entertainment has become the major business of the Group and this division contributed revenue of HK$5,604 million to the Group for the six months ended 30 June 2007. The loss attributable to shareholders for the six months ended 30 June 2007 included the amortisation of gaming licence of HK$495 million which arose from the acquisition of Galaxy in July 2005.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2007 (2006: nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT (Unaudited)
For The Six Months Ended 30 June 2007

	Note	2007 *HK$'000*	2006 *HK$'000*
Revenue	3	**6,331,969**	1,306,321
Cost of sales		**(5,538,353)**	(1,207,448)
Gross profit		**793,616**	98,873
Other income		**185,139**	135,825
Administrative expenses		**(412,080)**	(193,439)
Other operating expenses		**(510,096)**	(504,922)
Operating profit/(loss)	4	**56,579**	(463,663)
Finance costs		**(323,793)**	(288,786)
Share of profits less losses of			
Jointly controlled entities		**(918)**	17,112
Associated companies		**-**	504
Loss before taxation		**(268,132)**	(734,833)
Taxation	5	**(11,684)**	(1,449)
Loss for the period		**(279,816)**	(736,282)
Attributable to:			
Shareholders		**(267,818)**	(734,452)
Minority interests		**(11,998)**	(1,830)
		(279,816)	(736,282)
		HK cents	*HK cents*
Loss per share	6		
Basic		**(8.1)**	(22.3)
Diluted		**(8.1)**	(22.3)

CONSOLIDATED BALANCE SHEET (Unaudited)
As at 30 June 2007

	Note	30 June 2007 HK$'000	31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**4,154,660**	3,882,504
Investment properties		**62,500**	62,500
Leasehold land and land use rights		**1,600,852**	1,621,917
Intangible assets		**15,026,208**	15,520,486
Jointly controlled entities		**496,828**	386,520
Associated companies		**731**	730
Other non-current assets		**885,393**	951,697
		22,227,172	22,426,354
Current assets			
Inventories		**96,459**	94,522
Debtors and prepayments	7	**1,004,547**	863,138
Taxation recoverable		**1,714**	2,546
Other investments		**27,888**	39,241
Cash and bank balances		**6,259,796**	5,783,197
		7,390,404	6,782,644
Total assets		**29,617,576**	29,208,998
EQUITY			
Share capital		**330,179**	329,612
Reserves		**13,034,375**	13,303,187
Shareholders' funds		**13,364,554**	13,632,799
Minority interests		**481,911**	490,700
Total equity		**13,846,465**	14,123,499
LIABILITIES			
Non-current liabilities			
Borrowings		**8,536,587**	8,439,965
Deferred taxation liabilities		**1,777,178**	1,778,588
Derivative financial instruments		**550,879**	573,109
Provisions		**101,567**	120,151
		10,966,211	10,911,813
Current liabilities			
Creditors and accruals	8	**4,132,523**	3,633,845
Current portion of borrowings		**653,000**	532,888
Taxation payable		**19,377**	6,953
		4,804,900	4,173,686
Total liabilities		**15,771,111**	15,085,499
Total equity and liabilities		**29,617,576**	29,208,998

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. Basis of preparation and accounting policies

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31 December 2006.

In 2007, the Group adopted the following new standard, amendment to standard and interpretations which are relevant to its operations.

HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new standards, amendment to standards and interpretations does not have significant impact on the Group's results, financial position or accounting policies. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures to be made in the annual financial statements.

2. Segment information

The Group is principally engaged in the operation in casino games of chance or games of other forms, provision of hospitality and related services, and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

(a) Business segments

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2007				
Revenue	5,603,639	728,330	-	6,331,969
Operating profit/(loss) *(Note)*	(69,022)	21,770	103,831	56,579
Finance costs				(323,793)
Share of profits less losses of Jointly controlled entities	1,308	(2,226)	-	(918)
Loss before taxation				(268,132)
Taxation				(11,684)
Loss for the period				(279,816)
Capital expenditure	584,047	4,602	574	589,223
Depreciation	113,308	41,387	1,039	155,734
Amortisation	515,351	21,909	-	537,260
Impairment of property, plant and equipment	-	9,793	-	9,793
Write-down of inventories	-	972	-	972

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$9,865,000 incurred for the GalaxyWorld Resort.

2. Segment information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2006				
Revenue	741,148	565,173	-	1,306,321
Operating profit/(loss) *(Note)*	(543,245)	5,818	73,764	(463,663)
Finance costs				(288,786)
Share of profits less losses of				
Jointly controlled entities	-	17,112	-	17,112
Associated companies	-	504	-	504
Loss before taxation				(734,833)
Taxation				(1,449)
Loss for the period				(736,282)
Capital expenditure	1,216,141	36,410	3,912	1,256,463
Depreciation	6,189	42,715	451	49,355
Amortisation	495,497	19,458	-	514,955
Impairment of property, plant and equipment	-	1,294	-	1,294
Impairment of non-current investments	-	-	4,237	4,237

(Note) Results of the gaming and entertainment division include pre-opening expenses of HK$87,152,000 incurred for the City Club casinos and the StarWorld Casino and Hotel.

2. Segment information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment	Construction materials	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at 30 June 2007				
Segment assets	**20,247,576**	**1,811,397**	**7,061,044**	**29,120,017**
Jointly controlled entities	**(1,461)**	**498,289**	**-**	**496,828**
Associated companies	**-**	**731**	**-**	**731**
Total assets				**29,617,576**
Segment liabilities	**3,385,612**	**564,637**	**11,820,862**	**15,771,111**
As at 31 December 2006				
Segment assets	20,403,330	1,782,149	6,636,269	28,821,748
Jointly controlled entities	(2,769)	389,289	-	386,520
Associated companies	-	730	-	730
Total assets				29,208,998
Segment liabilities	2,907,093	539,522	11,638,884	15,085,499

(b) Geographical segments

	Revenue	Capital expenditure	Total assets
	HK$'000	*HK$'000*	*HK$'000*
Six months ended 30 June 2007			**At 30 June 2007**
Macau	**5,734,749**	**584,265**	**25,340,911**
Hong Kong	**322,779**	**3,274**	**2,853,535**
Mainland China	**274,441**	**1,684**	**1,423,130**
	6,331,969	**589,223**	**29,617,576**
Six months ended 30 June 2006			**At 31 December 2006**
Macau	842,657	1,236,146	25,077,008
Hong Kong	210,133	18,312	2,860,182
Mainland China	253,531	2,005	1,271,808
	1,306,321	1,256,463	29,208,998

3. Revenue

Revenue comprises turnover from sale of construction materials, gaming operations and hotel operations.

	2007	2006
	HK$'000	*HK$'000*
Sales of construction materials	**728,330**	565,173
Gaming operations		
Net gaming wins	**5,427,040**	662,871
Contributions *(Note)*	**63,199**	72,845
Tips received	**19,094**	5,432
Hotel operations		
Room rental	**59,162**	-
Food and beverages	**18,450**	-
Others	**16,694**	-
	6,331,969	1,306,321

(Note) In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins. After special gaming tax and funds to the Macau Government, the remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

3. Revenue (Cont'd)

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2007	2006
	HK$'000	*HK$'000*
Net gaming wins	**1,053,968**	1,404,995
Tips and other income	**6,817**	12,920
Interest income	**5,495**	9,361
	1,066,280	1,427,276
Operating expenses		
Special gaming tax and funds to the Macau Government	**(423,885)**	(565,832)
Commission and allowances to promoters	**(388,641)**	(544,102)
Employee benefit expenses	**(177,389)**	(124,591)
Other operating expenses	**(42,703)**	(39,667)
	(1,032,618)	(1,274,192)
Contributions from gaming operations	**33,662**	153,084
Contributions from/(net entitlements of) the Service Providers	**29,537**	(80,239)
Contributions attributable to the Group	**63,199**	72,845

4. Operating profit/(loss)

	2007	2006
	HK$'000	*HK$'000*
Operating profit/(loss) is stated after crediting:		
Rental income	**1,884**	6,794
Interest income		
Bank deposits	**106,021**	75,179
Loan to a related company	**-**	3,371
Loans to jointly controlled entities	**1,053**	1,101
Deferred receivable	**390**	337
Administrative fee	**14,507**	4,794
Change in fair value of listed investments	**18,652**	-
Gain on disposal of listed investments	**19,898**	-
Dividend income from unlisted investments	**2,111**	-
Gross earnings on finance lease	**7,618**	3,508
and after charging:		
Depreciation	**155,734**	49,355
Amortisation		
Gaming licence	**495,077**	494,806
Computer software	**3,123**	269
Overburden removal costs	**7,646**	7,938
Quarry site improvements	**7,565**	7,570
Quarry site development	**2,668**	941
Leasehold land and land use rights	**21,181**	3,431
Cost of inventories sold	**677,398**	517,967

5. Taxation

	2007	2006
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**10,752**	-
Mainland China income tax	**628**	934
Macau Complementary tax	**1,714**	1,777
Deferred taxation	**(1,410)**	(1,262)
	11,684	1,449

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the areas in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30 June 2007 are nil (2006: HK$250,000) and HK$1,773,000 (2006: HK$336,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

6. Loss Per Share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$267,818,000 (2006: HK$734,452,000) and the weighted average of 3,298,518,135 shares (2006: 3,291,087,260 shares) in issue during the period.

The diluted loss per share for 2007 and 2006 equals to the basic loss per share since the exercise of the outstanding share options and conversion of convertibles notes would not have a dilutive effect on the loss per share.

7. Debtors and Prepayments

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Trade debtors, net of provision	**580,614**	504,390
Other debtors, net of provision	**80,863**	68,193
Amounts due from jointly controlled entities	**196,580**	174,053
Amount due from an associated company	**183**	183
Prepayments	**101,319**	72,620
Current portion of finance lease receivable	**44,988**	43,699
	1,004,547	863,138

Trade debtors mainly arise from the sale of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Within one month	**136,809**	136,508
Two to three months	**194,008**	148,612
Four to six months	**65,919**	97,840
Over six months	**183,878**	121,430
	580,614	504,390

8. Creditors and Accruals

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Trade creditors	**1,022,410**	975,230
Other creditors	**680,073**	668,863
Chips issued	**1,723,568**	1,065,413
Amounts due to jointly controlled entities	**-**	294
Loans from minority interests	**62,683**	76,088
Accrued operating expenses	**639,151**	843,663
Deposits received	**4,638**	4,294
	4,132,523	3,633,845

8. Creditors and Accruals (Cont'd)

The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Within one month	**762,123**	816,005
Two to three months	**106,751**	65,820
Four to six months	**64,720**	55,560
Over six months	**88,816**	37,845
	1,022,410	975,230

MANAGEMENT DISCUSSION AND ANALYSIS

The Galaxy Entertainment Group has continued to build upon the solid foundations established in the 2006 year. Our StarWorld Hotel and Casino has grown from strength to strength exceeding all expectations. Our City Club casinos have continued to perform well in an increasingly competitive marketplace. Our GalaxyWorld Resort is fully funded and on track to be completed by the end of 2008, with the second hotel tower to be completed during the 2009 year.

With five casinos in Macau, and with over 20% market share, Galaxy has firmly established itself as a major player within the Macau gaming market.

REVIEW OF OPERATIONS

(All amounts expressed in Hong Kong dollars unless otherwise stated)

Revenue and profit attributable to shareholders for the six months ended 30 June 2007 (the current period) was $6,332 million and a loss of $268 million respectively, as compared to revenue of $1,306 million and a loss of $734 million for the six months ended 30 June 2006, the previous corresponding period. The Group's revenue was significantly higher than that of the previous corresponding period reflecting the significant expansion in the Gaming and Entertainment operations, with the opening of 4 more casinos in Macau during the year of 2006, including the Group's flagship, StarWorld.

The Group's revenue for the first quarter of 2007 was $2,889 million and for the second quarter was $3,443 million, up 19%. StarWorld's revenue for the first quarter was $1,430 million, and for the second quarter was $2,209 million, up 54%.

For the six months ended 30 June 2007, the Group's earnings before interest expense, tax, depreciation and amortisation (EBITDA) was $737 million, up from $186 million for the previous corresponding period, an increase of 300%.

The Group's EBITDA for the first quarter of 2007 was $267 million and for the second quarter was $470 million, an increase of 76%. StarWorld's EBITDA for the first quarter was $179 million, and for the second quarter was $366 million, up over 100%.

The Group's EBITDA margin for the six months was 12% it was 14% for the second quarter. StarWorld's EBITDA margin for the second quarter was 16.6%.

This strong result in the second quarter of 2007 reflects the continued market share growth, revenue gains and improved efficiencies for StarWorld over this period.

The Group's accounting loss for the period was reported after:

- Non-cash depreciation and amortisation charges of $693 million, including the $495 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005.

- $324 million in finance charges.

For the first six months of the 2007 financial year, Galaxy captured over $7.5 billion of Macau's gaming revenue, with $220 billion in VIP gaming turnover.

In first six months of the 2007 year, the Macau gaming market grew at 47% as compared to the previous corresponding period, and VIP win grew at 54%, with the Mass market at a more modest growth of 36%. This confirms Galaxy's strategy of having a strong focus on the VIP gaming business.

Set out below is the segmental analysis of the Group's operating result for the six months ended 30 June 2007 and 31 December 2006.

EBITDA (EXCLUDING NON-RECURRING ITEMS AND AFTER INTEREST INCOME ALLOCATION)

	Gaming and Entertainment *HK$'M*	**Construction Materials** *HK$'M*	**Corporate** *HK$'M*	**2007** *HK$'M*	2006 *HK$'M*
Revenue	**5,604**	**728**	**-**	**6,332**	3,363
Operating profit/(loss)	**(69)**	**21**	**104**	**56**	(569)
Share of profits of jointly controlled entities	**1**	**-**	**-**	**1**	13
Depreciation and amortisation	**629**	**63**	**1**	**693**	626
Non-recurring items	**10**	**16**	**(39)**	**(13)**	181
EBITDA (excluding non-recurring items)	**571**	**100**	**66**	**737**	251
Interest income allocation	**63**	**3**	**(66)**	**-**	-
EBITDA (excluding non-recurring items and after interest income allocation)	**634**	**103**	**-**	**737**	251

Overview

The Macau gaming market continued to record another year of double digit growth. Macau's net gaming revenues are expected to increase by over 40% to over $70 billion during 2007.

Galaxy's casinos generated net gaming revenues of $7.5 billion for six months (of which $5.6 billion is recognised in the statutory accounts due to the differing agreements with the City Club service providers).

In the six months to 30 June 2007, the Gaming and Entertainment division reported an EBITDA of $634 million, compared to $120 million for the previous corresponding period, up 428%.

As at 30 June 2007, the Group has over $6.5 billion in cash, which together with the substantial cash flows from StarWorld, the City Club casinos and Galaxy's other operations, provides Galaxy with the necessary financial resources to complete the development of phase 1 of its GalaxyWorld Resort.

StarWorld

StarWorld continues to strengthen its position in the VIP gaming market in Macau. StarWorld's ability to consistently attract and retain top level promoters, despite increasing competition from international operators, is testament to the quality of StarWorld's product, service and the strength of relationships with promoters and players. StarWorld's strategic location in downtown Macau, at the epi-centre in the heart of the "Strip" of the Macau gaming hub further underpins StarWorld's competitive attraction.

In the six months to 30 June 2007, StarWorld generated total revenues of $3,639 million and earned an EBITDA of $545 million, with an EBITDA margin of 15%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP gaming revenue for the six months was $2,628 million. VIP turnover was $92.5 billion with a win percentage of 2.8%, which was within the expected range of 2.6% to 2.9%. Win per table per day continues to grow and for the second quarter averaged $400,000 with a win rate of 3.2%.

- Mass table games revenue for the six months was $819 million. Table games drop was $5 billion with a win percentage of 16.3%. StarWorld's mass gaming revenues increased during the second quarter which together with improving operational efficiencies and an improved hold percentage from 15% to 17% resulted in significant improvement in the contribution from StarWorld's mass gaming operations. Win per table per day continues to improve and averaged over $30,000 for the second quarter of 2007.

- Slot machine revenue for the six months was $92 million. The slot machine win per unit per day for the second quarter averaged over $1,500 with an average number of 350 slot machines.

During this first half year, StarWorld increased its table numbers on level 1 of its main gaming floor from 85 to 121 and increased its slot machines from 315 to 505. Relocating tables from level 3 to level 1 allowed expansion of StarWorld's slot machine offering that will see a highly differentiated product mix on this upper level of mass gaming that will further increase the competitive attraction of StarWorld.

StarWorld's non-gaming revenues for the half year were $96 million with first quarter of $42 million, increasing to $54 million in the second quarter. StarWorld's full inventory of hotel rooms of 505 was available for the first time during the second quarter, increasing available room nights by 15%. The average room rate for the period was $1,015 and StarWorld's occupancy rate for the six months averaged 82%, significantly higher than the average for 5 star properties in Macau (71% according to August report of DSEC, the statistics and census bureau of Macau).

StarWorld's food and beverage outlets continue to perform extremely well. This six months saw the addition of our new award winning branded restaurants Jade Garden and Inagiku adding to the outstanding options already available including Temptations, the Whiskey Bar, Bi Feng Tang and Laurel.

The development of the StarWorld ballroom is progressing well. It is expected to be completed for StarWorld's first year anniversary to be held in November. Our presidential suite will also be completed towards October, along with two additional VIP gaming rooms, providing a further 15 VIP tables increasing StarWorld's VIP tables to over 70, further expanding our revenue generating capacity in this growing market.

GalaxyWorld Resort – Galaxy's Cotai Mega Resort

The construction of GalaxyWorld Resort, including its first hotel tower of 1,500 rooms, casino and entertainment complex is on track to be completed by the end of 2008. Galaxy's second tower with 1,000 rooms, suites and villas will be completed during 2009. Galaxy's overall design theme for this first phase of its GalaxyWorld Resort as a "Palace in a tropical Paradise" has been further developed, enhanced and reinforced in the interior and exterior design of the Resort.

The superstructure of the first hotel tower was completed in January 2007, the installation of internal building services has commenced and the erection of the exterior façade will commence in October. The structure of the casino podium is approximately 80% complete and will be completed by late 2007. The interior fitting out works will then commence.

Galaxy is confident with its existing cash reserves of over $6.5 billion, its existing financing facilities and its expected cash flows from operations, that the construction and fit out of its GalaxyWorld Resort is fully funded.

Galaxy is in discussions with two leading international five star hotel operators, with strong brand appeal, regarding the management rights of the second hotel tower.

GalaxyWorld Resort on completion will comprise two opulent five star hotel towers rising from tropical lagoons, offering 2,500 elegantly appointed guest rooms and suites, one of the world's largest casinos offering up to 700 gaming tables, VIP and Club gaming and up to 4,000 slot machines with additional resort facilities including: 200,000 sq ft of chic shopping and dining, over 25 world class restaurants and bars, a majestic grand ballroom, meeting and conference facilities, a 2,000 seat theatre and unique must see attractions with extensive water entertainment and experience features.

Galaxy's Cotai site offers an additional 10.4 million sq ft GFA for the further development of phases 2, 3 and 4 of its GalaxyWorld Resort. This ensures Galaxy has the flexibility to grow and expand as market opportunities evolve. Galaxy's master plan for this site includes up to 300,000 sq ft of additional gaming space, an additional 9 deluxe hotels / hotels-apartments, with 6,000 guest rooms, suites and villas, 1 million sq ft of shopping mall, 750,000 sq ft of convention and exhibition space, performance theaters and entertainment facilities and more than 50 restaurants and bars.

Galaxy's City Club Casinos

Galaxy's City Club casinos have continued to perform well in an increasingly competitive marketplace.

City Club's gaming revenues for the six months ended 30 June 2007 were $4 billion (of which $1.9 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club service providers). In spite of keen competition from new properties, the City Club casinos captured 11% of the Macau gaming market for the period, with strong VIP gaming revenues and innovative mass gaming products. City Club's EBITDA for the six month period was $114 million, up 25% from $91 million for the previous corresponding period.

The City Club casinos operate 280 gaming tables and 500 slot machines.

USGAAP Comparisons

In comparing Galaxy's Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under USGAAP, StarWorld's EBITDA margin for the second quarter would be approximately 20%.

Corporate Costs

During the six months, Galaxy incurred net corporate costs of $97 million, offset by $72 million of interest income, reducing EBITDA by $25 million.

Total interest expense for the period was $324 million of which $55 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

CONSTRUCTION MATERIALS DIVISION

The Group's construction materials business continues to grow steadily both locally and in the Mainland. During the period, the division's revenues were $728 million and it contributed $103 million to the Group's EBITDA. The effort in maintaining a highly cost effective operation has given us competitive edges within the industry amid a very challenging business environment. Overall, the division achieved a better result for the six-month ended 30 June 2007 as compared to that of the previous corresponding period.

Hong Kong and Macau

During this period, the demand for construction materials in Hong Kong remained low as many infrastructure construction projects and mega development plans have yet to be released to the market. Nevertheless, the market environment has shown signs of gradual improvement.

The rehabilitation contracts with the Hong Kong SAR Government at Anderson Road Quarry and Lam Tei Quarry are progressing in accordance with the contract schedule. These contracts have enabled us to reinforce our position as the leading aggregates supplier in Hong Kong and better serve our customers. With our strategic plants set up across the territory together with our continuous effort on cost saving, the division is well positioned to capitalise on the increasing market demand for construction materials when the construction projects are back on track in the near future.

In Macau, the demand for construction materials remains high and we have further expanded our ready-mixed concrete operation to cope with the increased market demand. The operation continues to provide good profit contribution to the division.

Mainland

The austerity measures to cool the overheated economy have curbed the level of construction activities in most big cities in the Mainland during this period. Market competition intensified, softening profit contribution. The Group has continued to focus on improving operating efficiency and cost saving measures to enhance market competitiveness.

Our joint ventures with leading steel manufacturers for manufacture and sale of Granulated Blast-furnace Slag (GGBS) in the Mainland continue to generate good profit contribution to the Group. Further expansion in production facilities and setting up of new joint ventures are being considered to further strengthen the Group's position as a leading slag manufacturer in the Mainland.

The Group's investment in a cement joint venture in the Yunnan area has been progressing as planned. The new production facilities under construction in Baoshan, Yunnan are expected to commence production in the later part of the year. Further production plants in strategic areas in the province are under consideration and the Group will become one of the leading cement producers in the province. The Group is well positioned to capitalise on the growing construction materials market brought along by the Central Government's policy to develop the western region.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the period. Shareholders' funds as at 30 June 2007 was $13,365 million, a decrease of approximately 2% over the balance as at 31 December 2006 of $13,633 million while the Group's total assets employed increased to $29,618 million as compared to HK$29,209 million as at 31 December 2006.

The Group continues to maintain a strong cash position. As at 30 June 2007, total cash and bank balances were $6,260 million as compared to $5,783 million as at 31 December 2006.

As at 30 June 2007, the Group's total indebtedness was $9,190 million as compared to $8,973 million as at 31 December 2006. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollars and United States Dollars. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 13% as at 30 June 2007 as compared to 14% as at 31 December 2006.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in Hong Kong Dollars, United States Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $233 million (31 December 2006: $217 million) and bank deposits of $259 million (31 December 2006: $259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $613 million (31 December 2006: $210 million), of which $425 million (31 December 2006: $175 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (31 December 2006: $9 million). As at 30 June 2007, facilities utilised amounted to $9 million (31 December 2006: $9 million).

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the six months ended 30 June 2007. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the six months ended 30 June 2007.

REVIEW OF INTERIM RESULTS

The Group's interim results for the six months ended 30 June 2007 have been reviewed by the Audit Committee of the Company and by the Company's Auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. The report on review of interim financial information by the Auditors will be included in the Interim Report 2007 to shareholders.

CORPORATE GOVERNANCE

Throughout the six months ended 30 June 2007, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange"), except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

INTERIM REPORT 2007

The Interim Report 2007 of the Company containing all information required by the Listing Rules will be published on the respective websites of the Exchange and the Company in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 17 September 2007

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

Website: *www.galaxyentertainment.com*

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

截至二零零七年六月三十日止六個月
之中期業績公佈

中期業績

銀河娛樂集團有限公司（「本公司」）之董事宣佈本公司及其附屬公司（統稱為「本集團」）截至二零零七年六月三十日止六個月之未經審核業績如下：

本集團截至二零零七年六月三十日止六個月之收益為63.32億港元，較去年同期增加50.26億港元。

本集團截至二零零七年六月三十日止六個月之股東應佔虧損為2.68億港元，較去年同期減少4.66億港元。

自二零零五年七月收購銀河娛樂場股份有限公司（「銀河」）附有97.9%經濟權益之88.1%有投票權股份後，博彩及娛樂成為本集團之主要業務，截至二零零七年六月三十日止六個月期間，該分部為本集團帶來56.04億港元之收益進賬。截至二零零七年六月三十日止六個月期間，本集團之股東應佔虧損已計入因於二零零五年七月收購銀河而產生的博彩牌照攤銷4.95億港元。

中期股息

董事會議決於截至二零零七年六月三十日止六個月不宣派任何中期股息（二零零六年：無）。

綜合損益表（未經審核）

截至二零零七年六月三十日止六個月

	附註	**二零零七年** **千港元**	二零零六年 千港元
收益	3	**6,331,969**	1,306,321
銷售成本		**(5,538,353)**	(1,207,448)
毛利		**793,616**	98,873
其他收入		**185,139**	135,825
行政費用		**(412,080)**	(193,439)
其他營運費用		**(510,096)**	(504,922)
經營溢利/(虧損)	4	**56,579**	(463,663)
財務費用		**(323,793)**	(288,786)
應佔溢利減虧損			
共同控制實體		**(918)**	17,112
聯營公司		**-**	504
除稅前虧損		**(268,132)**	(734,833)
稅項	5	**(11,684)**	(1,449)
本期虧損		**(279,816)**	(736,282)
以下人士應佔：			
股東		**(267,818)**	(734,452)
少數股東權益		**(11,998)**	(1,830)
		(279,816)	(736,282)
		港仙	*港仙*
每股虧損	6		
基本		**(8.1)**	(22.3)
攤薄		**(8.1)**	(22.3)

綜合資產負債表（未經審核）

於二零零七年六月三十日

	附註	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
資產			
非流動資產			
物業、機器及設備		**4,154,660**	3,882,504
投資物業		**62,500**	62,500
租賃土地和土地使用權		**1,600,852**	1,621,917
無形資產		**15,026,208**	15,520,486
共同控制實體		**496,828**	386,520
聯營公司		**731**	730
其他非流動資產		**885,393**	951,697
		22,227,172	22,426,354
流動資產			
存貨		**96,459**	94,522
應收賬款及預付款	7	**1,004,547**	863,138
可收回稅項		**1,714**	2,546
其他投資		**27,888**	39,241
現金和銀行結餘		**6,259,796**	5,783,197
		7,390,404	6,782,644
總資產		**29,617,576**	29,208,998
權益			
股本		**330,179**	329,612
儲備		**13,034,375**	13,303,187
股東權益		**13,364,554**	13,632,799
少數股東權益		**481,911**	490,700
總權益		**13,846,465**	14,123,499
負債			
非流動負債			
借貸		**8,536,587**	8,439,965
遞延稅項負債		**1,777,178**	1,778,588
衍生金融工具		**550,879**	573,109
撥備		**101,567**	120,151
		10,966,211	10,911,813
流動負債			
應付賬款及應計費用	8	**4,132,523**	3,633,845
借貸之現期部分		**653,000**	532,888
應付稅項		**19,377**	6,953
		4,804,900	4,173,686
負債總額		**15,771,111**	15,085,499
總權益及負債		**29,617,576**	29,208,998

中期財務資料附註

1. 編製基準及會計政策

中期財務資料乃採用歷史成本會計法， 並對投資物業、非流動投資、財務資產及財務負債（包括衍生金融工具）按公平値列値之重估作出修訂，及按照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」呈列。

編製中期財務報表所用之會計政策，與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

在二零零七年，本集團採納下列與其業務相關的新準則，準則之修訂及詮釋。

香港會計準則第 1 號的修訂	財務報表的呈報 : 資本披露
香港財務報告準則第 7 號	金融工具 : 披露
香港(國際財務報告詮釋委員會) – 詮釋第 8 號	香港財務報告準則 第 2 號之範圍
香港(國際財務報告詮釋委員會) – 詮釋第 9 號	重新評估勘入式衍生工具
香港(國際財務報告詮釋委員會) – 詮釋第 10 號	中期財務報告和減值

採納該等新準則、準則之修訂及詮釋，對本集團之業績、財務狀況或會計政策，並無任何重大影響。而年度財務報表之披露則因應採納香港會計準則第1 號的修訂及香港財務報告準則第7號而作出增加。

2. 分部資料

本集團主要從事娛樂場幸運博彩或其他方式的博彩，提供酒店住宿款待及相關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。

(a) 業務分部資料

	博彩及娛樂 *千港元*	建築材料 *千港元*	未分配 *千港元*	總計 *千港元*
截至二零零七年六月三十日止六個月				
收益	5,603,639	728,330	-	6,331,969
經營溢利/(虧損) *(附註)*	(69,022)	21,770	103,831	56,579
財務費用				(323,793)
應佔溢利減虧損 共同控制實體	1,308	(2,226)	-	(918)
除稅前虧損				(268,132)
稅項				(11,684)
本期虧損				(279,816)
資本開支	584,047	4,602	574	589,223
折舊	113,308	41,387	1,039	155,734
攤銷	515,351	21,909	-	537,260
物業、機器及設備減值	-	9,793	-	9,793
存貨減值	-	972	-	972

(附註) 博彩及娛樂業務分部業績包括路氹城大型娛樂渡假中心之開辦前開支 9,865,000港元。

2. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂	建築材料	未分配	總計
	千港元	*千港元*	*千港元*	*千港元*
截至二零零六年六月三十日止六個月				
收益	741,148	565,173	-	1,306,321
經營溢利/(虧損) *(附註)*	(543,245)	5,818	73,764	(463,663)
財務費用				(288,786)
應佔溢利減虧損				
共同控制實體	-	17,112	-	17,112
聯營公司	-	504	-	504
除稅前虧損				(734,833)
稅項				(1,449)
本期虧損				(736,282)
資本開支	1,216,141	36,410	3,912	1,256,463
折舊	6,189	42,715	451	49,355
攤銷	495,497	19,458	-	514,955
物業、機器及設備減值	-	1,294	-	1,294
非流動投資減值	-	-	4,237	4,237

(附註) 博彩及娛樂業務分部業績包括城市俱樂部娛樂場及星際酒店及娛樂場所產生之開辦前開支 87,152,000港元。

2. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *千港元*	建築材料 *千港元*	未分配 *千港元*	總計 *千港元*
於二零零七年六月三十日				
分部資產	**20,247,576**	**1,811,397**	**7,061,044**	**29,120,017**
共同控制實體	**(1,461)**	**498,289**	**-**	**496,828**
聯營公司	**-**	**731**	**-**	**731**
總資產				**29,617,576**
分部負債	**3,385,612**	**564,637**	**11,820,862**	**15,771,111**
於二零零六年十二月三十一日				
分部資產	20,403,330	1,782,149	6,636,269	28,821,748
共同控制實體	(2,769)	389,289	-	386,520
聯營公司	-	730	-	730
總資產				29,208,998
分部負債	2,907,093	539,522	11,638,884	15,085,499

(b) 地區分佈資料

	收益 *千港元*	資本開支 *千港元*	總資產 *千港元*
截至二零零七年六月三十日止六個月			**於二零零七年六月三十日**
澳門	**5,734,749**	**584,265**	**25,340,911**
香港	**322,779**	**3,274**	**2,853,535**
中國內地	**274,441**	**1,684**	**1,423,130**
	6,331,969	**589,223**	**29,617,576**
截至二零零六年六月三十日止六個月			**於二零零六年十二月三十一日**
澳門	842,657	1,236,146	25,077,008
香港	210,133	18,312	2,860,182
中國內地	253,531	2,005	1,271,808
	1,306,321	1,256,463	29,208,998

3. 收益

收益源自銷售建築材料，博彩經營業務及酒店業務。

	二零零七年 *千港元*	二零零六年 *千港元*
建築材料銷售	**728,330**	565,173
博彩經營業務		
博彩收益淨額	**5,427,040**	662,871
貢獻 *(附註)*	**63,199**	72,845
小費收入	**19,094**	5,432
酒店業務		
房間租金	**59,162**	-
食物及餐飲	**18,450**	-
其他	**16,694**	-
	6,331,969	1,306,321

(附註) 本集團就若干城市俱樂部娛樂場（「若干城市俱樂部娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾爲若干城市俱樂部娛樂場提供穩定客源，並爲該等城市俱樂部娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市俱樂部娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市俱樂部娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認爲本集團開支。

3. 收益（續）

若干城市俱樂部娛樂場來自博彩經營業務的收支資料如下：

	二零零七年 *千港元*	二零零六年 *千港元*
博彩收益淨額	**1,053,968**	1,404,995
小費及其他收入	**6,817**	12,920
利息收入	**5,495**	9,361
	1,066,280	1,427,276
營運費用		
向澳門政府支付的特別博彩稅及基金	**(423,885)**	(565,832)
中介人的佣金及津貼	**(388,641)**	(544,102)
員工成本	**(177,389)**	(124,591)
其他營運費用	**(42,703)**	(39,667)
	(1,032,618)	(1,274,192)
博彩經營業務的貢獻	**33,662**	153,084
服務供應商的貢獻/(酬金淨額)	**29,537**	(80,239)
本集團應佔的貢獻	**63,199**	72,845

4. 經營溢利／（虧損）

	二零零七年	二零零六年
	千港元	*千港元*
經營溢利/(虧損)已計入：		
租金收入	**1,884**	6,794
利息收入		
銀行存款	**106,021**	75,179
借款予關連公司	**-**	3,371
借款予共同控制實體	**1,053**	1,101
遞延應收款	**390**	337
行政收入	**14,507**	4,794
上市投資公平值變動	**18,652**	-
出售上市投資收益	**19,898**	-
非上市投資股息收入	**2,111**	-
融資租賃總盈利	**7,618**	3,508
及已扣除：		
折舊	**155,734**	49,355
攤銷		
博彩牌照	**495,077**	494,806
電腦軟件	**3,123**	269
清除表土費用	**7,646**	7,938
改善石礦場	**7,565**	7,570
發展石礦場	**2,668**	941
租賃土地和土地使用權	**21,181**	3,431
銷售存貨成本	**677,398**	517,967

5. 稅項

	二零零七年	二零零六年
	千港元	*千港元*
本期稅項		
香港利得稅	**10,752**	-
中國內地所得稅	**628**	934
澳門所得補充稅	**1,714**	1,777
遞延稅項	**(1,410)**	(1,262)
	11,684	1,449

香港利得稅乃按照本期估計應課稅溢利依17.5%（二零零六年：17.5%）稅率提撥。香港以外地區稅項乃按有關地區之現行稅率就當地產生之應課稅溢利提撥。

截至二零零七年六月三十日止六個月，應佔聯營公司及共同控制實體之稅項分別爲無（二零零六年：250,000港元）及1,773,000港元（二零零六年：336,000港元），已於損益表內應佔聯營公司及共同控制實體之溢利減虧損記錄入賬。

6. 每股虧損

每股基本虧損乃根據股東應佔虧損 267,818,000港元（二零零六年：734,452,000港元）及期內已發行股份之加權平均數3,298,518,135股（二零零六年：3,291,087,260股）計算。

二零零七年及二零零六年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使並無對每股虧損造成攤薄影響。

7. 應收賬款及預付款

	二零零七年 六月三十日 *千港元*	二零零六年 十二月三十一日 *千港元*
業務應收賬款扣除撥備	**580,614**	504,390
其他應收款扣除撥備	**80,863**	68,193
應收共同控制實體款項	**196,580**	174,053
應收聯營公司款項	**183**	183
預付款	**101,319**	72,620
應收融資租賃之現期部份	**44,988**	43,699
	1,004,547	863,138

業務應收賬款主要源自銷售建築材料。本集團根據當地行業之標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層作定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零七年 六月三十日 *千港元*	二零零六年 十二月三十一日 *千港元*
一個月內	**136,809**	136,508
二至三個月	**194,008**	148,612
四至六個月	**65,919**	97,840
六個月以上	**183,878**	121,430
	580,614	504,390

8. 應付賬款及應計費用

	二零零七年 六月三十日 *千港元*	二零零六年 十二月三十一日 *千港元*
業務應付賬款	**1,022,410**	975,230
其他應付款	**680,073**	668,863
已發出籌碼	**1,723,568**	1,065,413
應付共同控制實體款項	**-**	294
少數股東貸款	**62,683**	76,088
營運應計費用	**639,151**	843,663
已收按金	**4,638**	4,294
	4,132,523	3,633,845

8. 應付賬款及應計費用（續）

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零七年六月三十日 千港元	二零零六年十二月三十一日 千港元
一個月內	**762,123**	816,005
二至三個月	**106,751**	65,820
四至六個月	**64,720**	55,560
六個月以上	**88,816**	37,845
	1,022,410	975,230

管理層討論及分析

銀河娛樂集團在二零零六年之穩固根基上繼續發展，集團旗下星際酒店及娛樂場不斷進步，超越各界期望。城市俱樂部娛樂場在市場競爭日益激烈之環境中，繼續有出色表現。GalaxyWorld Resort 之發展已擁有充足資金，將於二零零八年年底前落成，酒店第二座大樓將於二零零九年落成。

本集團現於澳門設有五間娛樂場，市場份額逾 20%，銀河已在澳門博彩市場穩佔重要席位。

業務回顧

（除另有指明以外，所有金額以港元為單位）

截至二零零七年六月三十日止六個月（本期），收益及股東應佔溢利分別為63.32億元及虧損2.68億元，而截至二零零六年六月三十日止六個月（去年同期）分別為13.06億元及虧損7.34億元。本集團之收益比去年同期大幅上升，反映集團在二零零六年內於澳門四間新建娛樂場開業後主力擴充博彩及娛樂業務之成果，當中包括集團旗艦－星際酒店及娛樂場。

本集團二零零七年首季收益為28.89億元，次季為34.43億元，增幅為19%。星際酒店首季收益為14.3億元，次季為22.09億元，增幅為54%。

截至二零零七年六月三十日止六個月，本集團之除利息、稅項、折舊及攤銷前盈利（「EBITDA」）為7.37億元，較去年同期之1.86億元，增加300%。

本集團二零零七年首季EBITDA為2.67億元，次季為4.7億元，增幅為76%。星際酒店首季EBITDA為1.79億元，次季為3.66億元，增幅逾100%。

本集團在全期六個月之EBITDA利潤率爲12%，次季爲14%。星際酒店次季EBITDA利潤率爲16.6%。

二零零七年次季業績強勁，反映星際酒店在本期內持續錄得市場份額增長、收益增加及效率改善。

本集團期內於扣除下列各項後錄得會計虧損：

- 非現金之折舊及攤銷 6.93 億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷 4.95 億元；
- 財務費用 3.24 億元。

二零零七財政年度首六個月，銀河錄得之澳門博彩收益超過75億元，而貴賓廳博彩轉碼數爲2,200億元。

於二零零七年首六個月，澳門博彩市場較去年同期增長47%，而貴賓廳博彩收益則較去年增加54%，中場博彩收益增長較爲溫和，錄得36%增幅。此等增長肯定了銀河重視貴賓廳博彩業務之策略。

本集團截至二零零七年六月三十日及二零零六年十二月三十一日止各六個月之分部營運業績分析載列如下。

扣除非經常項目及經利息收入分配後之除利息、稅項、折舊及攤銷前盈利 (EBITDA)

	博彩及娛樂 百萬元	建築材料 百萬元	中央 百萬元	二零零七年 百萬元	二零零六年 百萬元
收益	**5,604**	**728**	**-**	**6,332**	3,363
經營溢利／（虧損）	**(69)**	**21**	**104**	**56**	(569)
共同控制實體應佔溢利	**1**	**-**	**-**	**1**	13
折舊及攤銷	**629**	**63**	**1**	**693**	626
非經常項目	**10**	**16**	**(39)**	**(13)**	181
EBITDA（不包括非經常項目）	**571**	**100**	**66**	**737**	251
利息收入分配	**63**	**3**	**(66)**	**-**	-
EBITDA（不包括非經常項目及經利息收入分配後）	**634**	**103**	**-**	**737**	251

博彩及娛樂業務部門

概覽

澳門博彩市場持續錄得雙位數字增長。預期二零零七年澳門之博彩收益淨額增長逾40%至逾700億元。

在本期六個月內，銀河之娛樂場之博彩收益淨額爲75億元（由於與各城市俱樂部服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益淨額爲56億元）。

截至二零零七年六月三十日止六個月，博彩及娛樂業務部門錄得EBITDA 6.34億元，較去年同期之1.2億元，增加428%。

於二零零七年六月三十日，本集團有現金逾65億元，連同星際酒店、城市俱樂部娛樂場及銀河其他經營業務之大量現金流，銀河已具備足夠之財務資源以完成發展GalaxyWorld Resort第一期工程。

星際酒店

星際酒店繼續強化在澳門之貴賓廳博彩市場之地位。國際博彩業公司帶來之競爭雖然日益白熱化，但星際酒店能夠持續吸引和挽留優秀博彩中介人，足證星際酒店產品和服務優質，並且善於維繫與博彩中介人及博彩客之關係。星際酒店座落於澳門市中心策略性地點，且位於澳門博彩娛樂場「外港填海區」之心臟地帶，進一步彰顯星際酒店在同業間之吸引力。

於截至二零零七年六月三十日止六個月內，星際酒店之收益總額爲 36.39 億元，EBITDA 爲 5.45 億元，及 EBITDA 利潤率爲 15%。

星際酒店博彩業務之三個不同分部之業績如下：

- 於本期六個月內，貴賓廳博彩收益爲 26.28 億元。貴賓廳轉碼數爲 925 億元，淨贏率爲 2.8%，而該淨贏率乃界乎預期之 2.6%至 2.9%之間。每張博彩桌之每日贏款持續增長，次季平均數爲 40 萬元，以及淨贏率爲 3.2%。
- 於本期六個月內，中場博彩收益爲 8.19 億元。總投注額爲 50 億元，淨贏率爲 16.3%。星際酒店次季中場博彩收益增加，連同營運效率改善，加上淨贏率由 15%改善至 17%，使得星際酒店中場博彩業務之貢獻大有進步。每張博彩桌之每日贏款持續改善，於二零零七年次季，每張博彩桌之每日贏款平均逾 3 萬元。
- 於本期六個月內，角子機之博彩收益爲 9,200 萬元。每台角子機於次季之每日贏款平均逾 1,500 元，角子機之平均數目則爲 350 台。

於本期半年內，星際酒店在主博彩樓層 1 樓增加博彩桌數目，由 85 張增至 121 張，另角子機數目由 315 台增至 505 台。博彩桌從 3 樓遷往 1 樓後，星際酒店 3 樓可提供更多角子機選擇，中場博彩產品更爲多樣化，將會進一步增加星際酒店在同業間之吸引力。

本期半年內星際酒店非博彩收益爲 9,600 萬元，首季爲 4,200 萬元，次季增至 5,400 萬元。星際酒店之全部 505 間客房在次季首度全數推出，使可用房間晚數增加 15%。本期平均每日房租爲 1,015 元，本期六個月星際酒店平均入住率爲 82%，遠高於澳門五星級酒店平均數（根據澳門統計暨普查局八月份報告，該平均數爲 71%）。

星際之各餐廳繼續有出色表現，繼品味坊、品味吧、避風塘及丹桂軒等提供眾多美食外，本期內加添了獲獎無數之名牌食肆「蘇浙匯」及「稻菊」。

星際宴會廳之發展進度良好，預期將於十一月舉行星際酒店落成一周年慶典前完工。總統套房亦將於十月前完工，連同額外兩間貴賓博彩廳提供額外 15 張貴賓博彩桌，使星際酒店貴賓博彩桌增至逾 70 張，使集團在此不斷擴張之市場中，進一步增加收益能力。

GalaxyWorld Resort – 銀河之路氹城大型娛樂渡假中心

GalaxyWorld Resort 之建築工程（包括其首座設有 1,500 間客房之酒店大樓、娛樂場及娛樂設施）正如期進行，並將於二零零八年年底前完工。銀河之第二座大樓將設有 1,000 間客房、套房及別墅，將於二零零九年落成。GalaxyWorld Resort 第一期整體設計主題是「熱帶樂園中的皇宮」，在渡假中心之內外設計襯托下，此主題得以進一步發展、提升和鞏固。

首座酒店大樓已於二零零七年一月完成上蓋工程，現已開始安裝內部屋宇設備，十月將會開始進行外牆工程。娛樂場樓層結構已完成約 80%，將於二零零七年年底前完工，屆時將會展開內部裝修工程。

銀河有充足信心，以其現有現金儲備逾 65 億元、其現有融資及其預期來自營運之現金流，已足夠撥付 GalaxyWorld Resort 之建設及裝修之全部費用。

銀河現正就第二座酒店大樓之管理權，與兩家具有一流強大品牌號召力之國際五星級酒店經營者進行洽商。

GalaxyWorld Resort落成後，將會由兩座豪華五星級酒店大樓組成，下設富熱帶特色之礁湖，合共有 2,500間陳設優雅之客房及套房，並且是全球最大娛樂場之一，共提供700張博彩桌、貴賓廳及俱樂部博彩設施以及多達 4,000台角子機，另設渡假設施，包括：20萬平方呎時尚購物及餐飲設施、逾25間世界級餐廳及酒吧、宏偉之大型宴會廳、會議設施、2,000座位之劇院，以及廣設水流娛樂及歷程特色之獨特建築。

銀河之路氹地塊另有1,040萬平方呎樓面面積留待進行GalaxyWorld Resort第二、三、四期發展工程，確保銀河具備靈活性，能把握市場機遇發展及擴充業務。銀河對此地塊

之總體規劃包括最高達30萬平方呎之額外博彩空間、額外九間豪華酒店／酒店寓所，設有 6,000間客房、套房及別墅、100萬平方呎購物中心、75萬平方呎會議展覽場地、表演用之劇院及娛樂設施，以及超過50間餐廳及酒吧。

銀河之城市俱樂部娛樂場

市場上競爭縱然日益激烈，銀河之城市俱樂部娛樂場仍繼續有良好表現。

截至二零零七年六月三十日止六個月，城市俱樂部博彩收益為 40 億元（由於根據與各城市俱樂部服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益為 19 億元）。雖然新娛樂場帶來激烈競爭，城市俱樂部娛樂場在本期內佔澳門博彩市場 11%，其貴賓廳博彩收益強勁，而且中場博彩產品甚具創意。城市俱樂部在本期六個月之 EBITDA 為 1.14 億元，較去年同期之 9,100 萬元增加 25%。

城市俱樂部娛樂場營運 280 張博彩桌及 500 台角子機。

美國公認會計原則比較

在將銀河之博彩及娛樂業務部門之業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績之美國公司比較時，應垂注，根據美國公認會計原則呈列之博彩收益總額，在扣除支付予博彩客之佣金及折扣後，將計算出博彩收益淨額。經調整之 EBITDA 利潤率乃根據該等經扣減後之博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得之 EBITDA 利潤率為高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際在次季之 EBITDA 利潤率約為 20%。

企業支出

於本期六個月內，銀河之企業支出淨額為 9,700 萬元，經抵銷利息收入 7,200 萬元後，將 EBITDA 減低了 2,500 萬元。

期內之利息開支總額為 3.24 億元，其中 5,500 萬元為於二零零六年十二月發行之 2.4 億美元可換股票據之非現金應歸利息開支。

建築材料業務

本集團之建築材料業務，在香港和內地均繼續穩定增長。期內本部門之收入為7.28億元，而EBITDA則為1.03億元。本部門一直以來致力維持極具成本效益之營運，故此儘管在具挑戰之營商環境下，仍能在業內保持競爭優勢。整體而言，本業務部門在截至二零零七年六月三十日止六個月之業績較去年同期上升。

香港及澳門

期內，由於香港許多基建項目及大型發展計劃仍未開展，市場對建築材料之需求依然偏低。儘管如此，市場環境已在逐步改善中。

與香港特別行政區政府訂立位於安達臣道及藍地之石礦場重修合約，現正按照合約時間表進行。藉著此等合約，本集團得以鞏固在香港石料供應商中之領導地位，並能為客戶提供更佳服務。部門之生產設施已策略性地分佈全港，加上不斷致力減低成本，當建築工程在不久將來回復正常及市場對建築材料之需求增加時，本部門之業務將更具優勢。

澳門對建築材料之需求仍然殷切，本集團已進一步擴展預拌混凝土生產設備，以配合不斷上升之市場需求。該業務繼續為本部門提供良好之盈利貢獻。

中國內地

期內，中國內地採取宏調措施為過熱之經濟降溫，此舉令內地主要城市之建築工程受到壓抑。市場競爭加劇，使在內地之業務盈利貢獻減少。本集團為了提升市場競爭力，將繼續致力改善營運效率及節省成本。

本集團在內地與各大型鋼鐵公司組成合營公司，以生產及分銷礦渣微粉，該等合營公司繼續為本集團帶來良好之盈利貢獻。現正考慮進一步擴充生產設施及設立新的合營公司，以進一步加強本集團作為在內地礦渣微粉生產商之領導地位。

本集團於雲南省之水泥合營公司之投資正如期進行。雲南省保山區現正興建之新生產設施，預期將於本年較後時間投產。目前正考慮在該省內之策略性地點增設生產廠房，而本集團致力成為省內具領導地位之水泥生產商之一。本集團已作好準備，在中央政府推行西部大開發政策下，把握建築材料市場之發展契機。

流動資金及財務資源

本集團之財務狀況於期內繼續保持穩健。本集團於二零零七年六月三十日之股東權益為133.65億元，較於二零零六年十二月三十一日之136.33億元減少約2%。本集團之總資產則增至296.18億元，而於二零零六年十二月三十一日則為292.09億元。

本集團之現金狀況繼續保持充裕。於二零零七年六月三十日之現金及銀行結餘總額為62.6億元，於二零零六年十二月三十一日則為57.83億元。

於二零零七年六月三十日，本集團之總債務為91.9億元，於二零零六年十二月三十一日則為89.73億元。本集團之總債務主要包括銀行貸款、定息票據、擔保票據、可換股票據及其他債務責任，大多以港元及美元為單位。本集團密切監控借貸水平，以確保於債務到期日時能順利償還款項。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

負債比率

負債比率定義爲未償還之總借款金額扣除現金結餘與總資產（不包括現金結餘）相比。本集團於二零零七年六月三十日之負債比率處於13%之滿意水平，於二零零六年十二月三十一日則爲14%。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港元、美元或以營運附屬公司之當地貨幣爲主，故此，外匯風險維持在極低水平。本集團所有借貸以港元、美元或人民幣爲基礎，並在時機合適及認爲適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團之庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值2.33億元（二零零六年十二月三十一日：2.17億元）之租賃土地及2.59億元（二零零六年十二月三十一日：2.59億元）之銀行存款已作爲銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出爲數6.13億元（二零零六年十二月三十一日：2.1億元）擔保，其中4.25億元（二零零六年十二月三十一日：1.75億元）經已動用。

本集團已就一間聯營公司獲授之信貸額向銀行作出爲數900萬元（二零零六年十二月三十一日：900萬元）擔保。於二零零七年六月三十日，已動用信貸額爲900萬元（二零零六年十二月三十一日：900萬元）。

買賣上市證券

本公司於截至二零零七年六月三十日止之六個月內，並無贖回任何本公司之股份或上市債務證券。 本公司或其任何附屬公司於期內亦並無購入或出售任何本公司之股份或上市債務證券。

審閱中期業績

本集團截至二零零七年六月三十日止六個月之中期業績，已經由本公司審核委員會審閱，並由本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。核數師之中期財務資料的審閱報告將刊載於致股東的二零零七年中期報告內。

企業管治

截至二零零七年六月三十日止之六個月內，除守則條文第A.4.2條外，本公司已符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四內企業管治常規守則所載之守則條文規定。就守則條文第A.4.2條而言，鑑於其他董事根據本公司之細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

二零零七年中期報告

載有上市規則所規定全部資料之本公司二零零七年中期報告將於稍後時間分別在聯交所及本公司網頁上登載。

董事會

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生及唐家達先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年九月十七日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

網址：www.galaxyentertainment.com

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

DATE OF BOARD MEETING

The board of directors ("Board") of Galaxy Entertainment Group Limited ("Company") hereby announces that a meeting of the Board of the Company will be held on Monday, 17 September 2007 for the purpose of, among other matters, approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and its publication, considering the payment of an interim dividend or other distribution (if any) and transacting any other business.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 5 September 2007

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

董事會會議召開日期

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零七年九月十七日（星期一）舉行董事會會議，藉以（其中包括）批准本公司及其附屬公司截至二零零七年六月三十日止六個月之未經審核中期業績及其發佈、考慮派發中期股息或其他分派（如有），以及處理任何其他事項。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年九月五日

於本公佈日期，執行董事爲呂志和博士、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生及唐家達先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT

The Board is pleased to announce certain selected unaudited key performance indicators of the Group for the 5 months ended 31 May 2007. Highlights as follows:

- EBITDA for the first 5 months of 2007 reached HK$544 million (exceeding the whole year of 2006 by 25%)
- StarWorld's EBITDA margin for the 5 months rebounds strongly to 14%
- GalaxyWorld Resort (Cotai Mega Resort) is on track to be completed by the end of 2008
- Concluded negotiations to complete the second tower of phase one of GalaxyWorld Resort
- With cash reserves of approximately HK$7 billion at end of May 2007 and the strong performance of StarWorld, Galaxy's Cotai Mega Resort is now fully funded

Selected unaudited key performance indicators for the 5 months ended 31 May 2007

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company" or "Galaxy") is pleased to announce certain selected unaudited key performance indicators of the Company and its subsidiaries (collectively the "Group") for the 5 months ended 31 May 2007 to enable its shareholders, investors and the public to better appraise the position and business performance of the Group.

In response to inquiries about the trading performance of Galaxy's StarWorld Hotel and Casino ("StarWorld"), whose VIP gaming operations were open only for one full month of operation for the year ended 31 December 2006, the trading update for the 5 months ended 31 May 2007 is set out below.

Galaxy's unaudited gross revenues for the 5 months to 31 May 2007 were HK$5,240 million. The results for this period included the operations of StarWorld, Galaxy's 4 City Club casino operations and its construction materials business.

Unaudited consolidated earnings before interest, tax, depreciation and amortization expense ("EBITDA") for the 5 months to 31 May 2007, were HK$544 million.

StarWorld

In the 5 months to 31 May 2007, StarWorld's unaudited total revenue was HK$2,978 million and EBITDA was HK$417 million, an EBITDA margin of 14%.

Table games' results for StarWorld's two distinct segments were as follows:

- Mass table games revenue for the 5 months was HK$690 million. Table games drop was approximately HK$4.2 billion with a win percentage of 16.4%, which was within the expected range. Win per table per day continues to improve and for April and May averaged over HK$30,000.

- VIP gross gaming revenue for the 5 months was HK$2,120 million. VIP table games turnover was HK$75.4 billion with a win percentage of 2.8%, which was within the expected range of 2.6% to 2.9%. Win per table per day continues to grow and for April and May averaged over HK$424,000 across StarWorld's 46 VIP tables.

Slot machine gaming revenue for the 5 months was HK$76 million. The slot machine win per unit per day for April and May averaged over HK$1,460 with an average number of 356 slot machines.

For the 5 months, StarWorld's hotel operation generated an average daily room rate of HK$1,019 with occupancy averaging 83%. Net non-gaming revenues consisting of rooms, food and beverage and other revenues were HK$77 million.

StarWorld Enhancements

Galaxy opened StarWorld in 2006 with 24 VIP tables, 165 mass tables, and 335 slot machines. It has now increased its VIP tables to 46 and will increase further to 70. It increased its level one gaming tables from 85 to 103 and will increase to approximately 120 by 1 July 2007. It will also increase its slot machines to over 500 by 1 July 2007. StarWorld opened its Jinmen high limit room on 1 March 2007 and is opening additional new award-winning restaurants including the Shanghainese "Jade Garden" and Japanese "Inagiku".

Additional facilities, including StarWorld's 500 seat multi-functional ballroom, two additional levels of VIP gaming rooms (with additional 24 tables), and our 6,000 sq.ft. presidential suite will be completed and opened later this year.

City Clubs Business

Galaxy manages four City Club casinos in Macau. Galaxy is responsible for no or minimal capital expenditure or capital maintenance of the City Clubs' operations.

During the 5 months to 31 May 2007, City Club casinos' total gaming revenues were HK$3,498 million. Of this, HK$1,679 million was recognized in Galaxy's financial statements due to the differing accounting treatments of the various arrangements with each of the City Clubs.

For the 5 months, the City Club casinos contributed HK$101 million to Galaxy's EBITDA.

Construction Materials Business

Galaxy's construction materials business continued to perform well. During the period, the construction materials division's unaudited revenues were HK$583 million.

For the 5 months, the division contributed HK$74 million to Galaxy's EBITDA.

Corporate Costs

During the 5 months, Galaxy incurred corporate costs of HK$107 million, offset by HK$59 million of interest income, reducing EBITDA by HK$48 million.

Interest expense for the period was HK$264 million in which HK$64 million was a non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

GalaxyWorld Resort — Galaxy's Cotai Mega Resort

The construction of GalaxyWorld Resort, including its 1,500 room hotel tower, casino and entertainment complex is on track to be completed by the end of 2008.

Recently, Galaxy concluded negotiations to complete the second tower of phase one of GalaxyWorld. The property will have 1,000 rooms, suites and villas with a planned completion in the second half of 2009.

Galaxy is confident with its existing cash reserves of HK$6.7 billion as at 31 May 2007, its existing financing facilities and its expected cash flows from operations that the construction and fit out of this second hotel tower is now fully funded. Additionally, Galaxy is in discussions with leading international hotel operators, with strong brand appeal, regarding the management rights of this second hotel tower.

USGAAP Comparisons

In comparing Galaxy's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards.

Caution Statement

The Board wishes to remind shareholders and potential investors that the above financial data primarily relates only to a part of operations of the Group and is based on the Group's internal records and management accounts. The above financial data has not been reviewed or audited by independent auditors and is not a forecast of the performance of the gaming and entertainment division or of the Group as a whole. Shareholders and potential investors are cautioned not to unduly rely on such data and are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors of the Company are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 12 June 2007

"*Please also refer to the published version of this announcement in* ***South China Morning Post.***"

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

公佈

董事會欣然宣佈本集團於截至二零零七年五月三十一日止五個月的若干經挑選未經審核主要業務表現指標。有關摘要如下：

- 於二零零七年首五個月的EBITDA達544,000,000港元(較二零零六年全年超出25%)
- 星際酒店於該五個月內的EBITDA率強勁反彈至14%
- GalaxyWorld Resort(路氹城大型娛樂渡假中心)正如期進行，將於二零零八年底前竣工
- 落實就興建 GalaxyWorld Resort第一期的第二座大樓的磋商
- 憑藉於二零零七年五月底的現金儲備約70億港元及星際酒店的強勁表現，銀河的路氹城大型娛樂渡假中心項目所需款項現時已全數撥付。

截至二零零七年五月三十一日止五個月的經挑選未經審核主要業務表現指標

銀河娛樂集團有限公司(「本公司」或「銀河」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)於截至二零零七年五月三十一日止五個月的若干經挑選未經審核主要業務表現指標，旨在使其股東、投資者及公眾人士能更有效地評估本集團的狀況及業務表現。

為回應就銀河之星際酒店及娛樂場(「星際酒店」)(其貴賓博彩業務於截至二零零六年十二月三十一日止年度的營運僅足一個月)的業務表現所作出的查詢，本集團將截至二零零七年五月三十一日止五個月的業務狀況載列如下。

銀河於截至二零零七年五月三十一日止五個月的未經審核毛收益為5,240,000,000港元。本期間的業績包括星際酒店的營運、銀河的四間城市俱樂部娛樂場的營運及其建築材料業務。

本集團於截至二零零七年五月三十一日止五個月的未經審核綜合除利息、税項、折舊及攤銷前盈利(「EBITDA」)為544,000,000港元。

星際酒店

於截至二零零七年五月三十一日止五個月內，星際酒店的未經審核收益總額為2,978,000,000港元，EBITDA為417,000,000港元，及EBITDA率為14%。

星際酒店博彩業務的兩個不同分部的業績如下：

- 於該五個月內，中場博彩收益為690,000,000港元。總投注額約42億港元，淨贏率為16.4%，而該淨贏率則在預期的範圍內。每張博彩桌的每日贏款持續改善，於四、五月份的每張博彩桌的每日贏款平均逾30,000港元。
- 於該五個月內，貴賓博彩收益總額為2,120,000,000港元。貴賓博彩桌的營業額為754億港元，淨贏率為2.8%，而該淨贏率乃介乎預期的2.6%至2.9%之間。每張博彩桌的每日贏款持續增長，星際酒店的46張貴賓博彩桌於四、五月份的每張博彩桌的每日贏款平均逾424,000港元。

於該五個月內，角子機的博彩收益為76,000,000港元。每台角子機於四、五月份的每日贏款平均逾1,460港元，角子機的平均數目則為356台。

於該五個月內，星際酒店每日平均房租為1,019港元，平均入住率為83%。非博彩收益淨額為77,000,000港元，其中包括客房、餐飲及其他收益。

星際酒店業務提升

銀河於二零零六年開始經營星際酒店，當時設有24張貴賓博彩桌、165張中場博彩桌及335台角子機。現時已將其貴賓博彩桌增至46張，並將進一步增至70張。位於一樓之博彩桌亦已由85張增至103張，並將於二零零七年七月一日增至約120張。其角子機亦將於二零零七年七月一日增至逾500台。星際酒店於二零零七年三月一日開設其「金門」尊尚會，且現時正在增開新的獲獎無數的食肆(包括上海風味的「蘇浙滙」及日本料理「稻菊」)。

其他額外設施(包括星際酒店能容納500人的多功能宴會廳、兩層的貴賓博彩廳(額外增設24張博彩桌)及面積達6,000平方呎的總統套房)將於本年稍後時間落成並開始營業。

城市俱樂部業務

銀河現時於澳門經營四間城市俱樂部娛樂場。銀河不負責承擔或只須承擔最少的該等城市俱樂部營運的資本開支，或資本承擔。

於截至二零零七年五月三十一日止五個月期間，城市俱樂部娛樂場的博彩收益總額為3,498,000,000港元。由於根據與各城市俱樂部的不同安排而採取不同的會計處理方式，故其中1,679,000,000港元已列入銀河的財務報表中。

於該五個月內，城市俱樂部娛樂場為銀河的EBITDA貢獻101,000,000港元。

建築材料業務

銀河的建築材料業務表現持續良好。期內，建築材料分部的未經審核收益為583,000,000港元。

於該五個月內，該分部為銀河的EBITDA貢獻74,000,000港元。

企業支出

於該五個月內，銀河的企業支出為107,000,000港元，經抵銷利息收入59,000,000港元後，將EBITDA減低了48,000,000港元。

期內的利息開支為264,000,000港元，其中64,000,000港元為於二零零六年十二月發行的240,000,000美元可換股票據的非現金應歸利息開支。

GalaxyWorld Resort — 銀河的路氹城大型娛樂渡假中心

GalaxyWorld Resort的建築工程（包括其設有1,500間客房的酒店大樓、娛樂場及娛樂設施）正如期進行，並將於二零零八年年底前峻工。

最近，銀河落實了就興建GalaxyWorld第一期的第二座大樓的磋商。該物業將設有1,000間客房、套房及別墅，計劃於二零零九年下半年落成。

銀河有充足信心，以其於二零零七年五月三十一日的現有現金儲備67億港元、其現有融資及其預期來自營運的現金流，已足夠撥付第二座酒店大樓的建設及裝修的全部費用。此外，銀河現正就第二座酒店大樓的管理權與具有一流強大品牌號召力的國際酒店經營者進行洽商。

美國公認會計原則比較

在將銀河的業績與該等根據美國公認會計原則（「美國公認會計原則」）編製其業績的美國公司比較時，應垂注，根據美國公認會計原則呈列的博彩收益總額，在扣除支付予博彩客的佣金及折扣後，將計算出博彩收益淨額。經調整的EBITDA率乃根據該等經扣減後的博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得的EBITDA率為高。銀河乃遵循香港會計準則。

謹慎性陳述

董事會僅此提醒股東及潛在投資者，上述財務資料乃僅與本集團部分營運相關，並且根據本集團內部記錄及管理帳目編製。上述財務資料並未由獨立核數師審閱或審核，且並非為對博彩及娛樂分部的表現或對本集團整體的表現作出預測。股東及潛在投資者應小心以免不恰當地依賴該等資料。本公司同時籲請股東及潛在投資者在買賣本公司股份時務須小心謹慎。

於本公佈日期，本公司的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士，本公司的非執行董事為鄭慕智先生及唐家達先生，而本公司的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年六月十二日

「請同時參閱本公布於經濟日報刊登的內容。」

銀河娛樂集團有限公司

Galaxy Entertainment Group Limited



Interim Report

2007

(Stock Code : 27)

THE COMPANY

Galaxy Entertainment Group Limited was formerly called K. Wah Construction Materials Limited. K. Wah was a long established leading supplier of quality construction materials in Hong Kong and Mainland China.

In 1991, K. Wah was publicly listed on the Hong Kong Stock Exchange under the stock code 0027.

In 2005, K. Wah acquired Galaxy Casino, S.A., which holds a highly sought-after gaming concession in the Macau SAR and K. Wah Construction Materials Limited changed its name to Galaxy Entertainment Group Limited.

During 2006, Galaxy has firmly established itself as a world leading gaming operator, now operating 5 casinos, including its acclaimed StarWorld Hotel and Casino and having captured over 20% of the Macau gaming market.

During 2007, Galaxy significantly grew its revenues and profitability and strengthened its management team with key appointments. StarWorld continued to grow from strength to strength, increasing its own market share from 8% to 12%, was awarded the 5 Star Diamond award. GalaxyWorld Resort is on track for completion in 2008 and is fully funded utilizing Galaxy's HK$6.5 billion in reserves.

Going forward, Galaxy will continue to capitalize on its valuable gaming concession, its casino operations and extensive Macau landbank through the expansion of its gaming and resort activities.

CONTENTS

CORPORATE INFORMATION

CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*

DEPUTY CHAIRMAN

Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Chan Kai Nang
Joseph Chee Ying Keung
Paddy Tang Lui Wai Yu, *JP*

NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, *JP**
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**
Anthony Thomas Christopher Carter

* *Independent Non-executive Directors*

AUDIT COMMITTEE

Dr. Charles Cheung Wai Bun, *JP*
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell

REMUNERATION COMMITTEE

Francis Lui Yiu Tung
Dr. Charles Cheung Wai Bun, *JP*
Dr. William Yip Shue Lam, *LLD*

COMPANY SECRETARY

Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT

Cheung Wing Hong

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Richards Butler
Slaughter and May
Huen Wong & Co. in association with Fried, Frank, Harris, Shriver & Jacobson LLP
Sa Carneiro & Pinheiro Torres
Leonel Alberto Alves
King & Wood
Guantao Law Firm
Gallant Y. T. Ho & Co.

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.galaxyentertainment.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	27
Bloomberg	:	27 HK
Reuters	:	0027.HK
ADR	:	GXYEY

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
Investor Relations Department
Tel: (852) 3150 1111
Fax: (852) 3150 1100
Email: ir@galaxyentertainment.com

RESULTS HIGHLIGHTS

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2007 as follows:

The revenue of the Group for the six months ended 30th June 2007 was HK$6,332 million, representing an increase of HK$5,026 million over the corresponding period last year.

The loss attributable to shareholders of the Group for the six months ended 30th June 2007 amounted to HK$268 million, representing a decrease of HK$466 million over the corresponding period last year.

Following the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A ("Galaxy") in July 2005, gaming and entertainment has become the major business of the Group and this division contributed revenue of HK$5,604 million to the Group for the six months ended 30th June 2007. The loss attributable to shareholders for the six months ended 30th June 2007 included the amortisation of gaming licence of HK$495 million which arose from the acquisition of Galaxy in July 2005.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2007 (2006: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

The Galaxy Entertainment Group has continued to build upon the solid foundations established in the 2006 year. Our StarWorld Hotel and Casino has grown from strength to strength exceeding all expectations. Our City Club casinos have continued to perform well in an increasingly competitive marketplace. Our GalaxyWorld Resort is fully funded and on track to be completed by the end of 2008, with the second hotel tower to be completed during the 2009 year.

With five casinos in Macau, and with over 20% market share, Galaxy has firmly established itself as a major player within the Macau gaming market.

REVIEW OF OPERATIONS

(All amounts expressed in Hong Kong dollars unless otherwise stated)

Revenue and profit attributable to shareholders for the six months ended 30th June 2007 (the current period) was $6,332 million and a loss of $268 million respectively, as compared to revenue of $1,306 million and a loss of $734 million for the six months ended 30th June 2006, the previous corresponding period. The Group's revenue was significantly higher than that of the previous corresponding period reflecting the significant expansion in the Gaming and Entertainment operations, with the opening of 4 more casinos in Macau during the year of 2006, including the Group's flagship, StarWorld.

The Group's revenue for the first quarter of 2007 was $2,889 million and for the second quarter was $3,443 million, up 19%. StarWorld's revenue for the first quarter was $1,430 million, and for the second quarter was $2,209 million, up 54%.

For the six months ended 30th June 2007, the Group's earnings before interest expense, tax, depreciation and amortisation (EBITDA) was $737 million, up from $186 million for the previous corresponding period, an increase of 300%.

The Group's EBITDA for the first quarter of 2007 was $267 million and for the second quarter was $470 million, an increase of 76%. StarWorld's EBITDA for the first quarter was $179 million, and for the second quarter was $366 million, up over 100%.

The Group's EBITDA margin for the six months was 12% it was 14% for the second quarter. StarWorld's EBITDA margin for the second quarter was 16.6%.

This strong result in the second quarter of 2007 reflects the continued market share growth, revenue gains and improved efficiencies for StarWorld over this period.

The Group's accounting loss for the period was reported after:

- Non-cash depreciation and amortisation charges of $693 million, including the $495 million amortisation of the intangible asset arising from the acquisition of the Macau operation in 2005.

- $324 million in finance charges.

For the first six months of the 2007 financial year, Galaxy captured over $7.5 billion of Macau's gaming revenue, with $220 billion in VIP gaming turnover.

In first six months of the 2007 year, the Macau gaming market grew at 47% as compared to the previous corresponding period, and VIP win grew at 54%, with the Mass market at a more modest growth of 36%. This confirms Galaxy's strategy of having a strong focus on the VIP gaming business.

Set out below is the segmental analysis of the Group's operating result for the six months ended 30th June 2007 and 31st December 2006.

EBITDA (EXCLUDING NON-RECURRING ITEMS AND AFTER INTEREST INCOME ALLOCATION)

	Gaming and Entertainment HK$'M	Construction Materials HK$'M	Corporate HK$'M	2007 HK$'M	2006 HK$'M
Revenue	**5,604**	**728**	**—**	**6,332**	3,363
Operating profit/(loss)	**(69)**	**21**	**104**	**56**	(569)
Share of profits of jointly controlled entities	**1**	**—**	**—**	**1**	13
Depreciation and amortisation	**629**	**63**	**1**	**693**	626
Non-recurring items	**10**	**16**	**(39)**	**(13)**	181
EBITDA (excluding non-recurring items)	**571**	**100**	**66**	**737**	251
Interest income allocation	**63**	**3**	**(66)**	**—**	—
EBITDA (excluding non-recurring items and after interest income allocation)	**634**	**103**	**—**	**737**	251

GAMING AND ENTERTAINMENT DIVISION

Overview

The Macau gaming market continued to record another year of double digit growth. Macau's net gaming revenues are expected to increase by over 40% to over $70 billion during 2007.

Galaxy's casinos generated net gaming revenues of $7.5 billion for six months (of which $5.6 billion is recognised in the statutory accounts due to the differing agreements with the City Club service providers).

In the six months to 30th June 2007, the Gaming and Entertainment division reported an EBITDA of $634 million, compared to $120 million for the previous corresponding period, up 428%.

As at 30th June 2007, the Group has over $6.5 billion in cash, which together with the substantial cash flows from StarWorld, the City Club casinos and Galaxy's other operations, provides Galaxy with the necessary financial resources to complete the development of phase 1 of its GalaxyWorld Resort.

StarWorld

StarWorld continues to strengthen its position in the VIP gaming market in Macau. StarWorld's ability to consistently attract and retain top level promoters, despite increasing competition from international operators, is testament to the quality of StarWorld's product, service and the strength of relationships with promoters and players. StarWorld's strategic location in downtown Macau, at the epi-centre in the heart of the "Strip" of the Macau gaming hub further underpins StarWorld's competitive attraction.

In the six months to 30th June 2007, StarWorld generated total revenues of $3,639 million and earned an EBITDA of $545 million, with an EBITDA margin of 15%.

Gaming results for StarWorld's three distinct gaming segments were as follows:

- VIP gaming revenue for the six months was $2,628 million. VIP turnover was $92.5 billion with a win percentage of 2.8%, which was within the expected range of 2.6% to 2.9%. Win per table per day continues to grow and for the second quarter averaged $400,000 with a win rate of 3.2%.

- Mass table games revenue for the six months was $819 million. Table games drop was $5 billion with a win percentage of 16.3%. StarWorld's mass gaming revenues increased during the second quarter which together with improving operational efficiencies and an improved hold percentage from 15% to 17% resulted in significant improvement in the contribution from StarWorld's mass gaming operations. Win per table per day continues to improve and averaged over $30,000 for the second quarter of 2007.

- Slot machine revenue for the six months was $92 million. The slot machine win per unit per day for the second quarter averaged over $1,500 with an average number of 350 slot machines.

During this first half year, StarWorld increased its table numbers on level 1 of its main gaming floor from 85 to 121 and increased its slot machines from 315 to 505. Relocating tables from level 3 to level 1 allowed expansion of StarWorld's slot machine offering that will see a highly differentiated product mix on this upper level of mass gaming that will further increase the competitive attraction of StarWorld.

StarWorld's non-gaming revenues for the half year were $96 million with first quarter of $42 million, increasing to $54 million in the second quarter. StarWorld's full inventory of hotel rooms of 505 was available for the first time during the second quarter, increasing available room nights by 15%. The average room rate for the period was $1,015 and StarWorld's occupancy rate for the six months averaged 82%, significantly higher than the average for 5 star properties in Macau (71% according to August report of DSEC, the statistics and census bureau of Macau).

StarWorld's food and beverage outlets continue to perform extremely well. This six months saw the addition of our new award winning branded restaurants Jade Garden and Inagiku adding to the outstanding options already available including Temptations, the Whiskey Bar, Bi Feng Tang and Laurel.

The development of the StarWorld ballroom is progressing well. It is expected to be completed for StarWorld's first year anniversary to be held in November. Our presidential suite will also be completed towards October, along with two additional VIP gaming rooms, providing a further 15 VIP tables increasing StarWorld's VIP tables to over 70, further expanding our revenue generating capacity in this growing market.

GalaxyWorld Resort — Galaxy's Cotai Mega Resort

The construction of GalaxyWorld Resort, including its first hotel tower of 1,500 rooms, casino and entertainment complex is on track to be completed by the end of 2008. Galaxy's second tower with 1,000 rooms, suites and villas will be completed during 2009. Galaxy's overall design theme for this first phase of its GalaxyWorld Resort as a "Palace in a tropical Paradise" has been further developed, enhanced and reinforced in the interior and exterior design of the Resort.

The superstructure of the first hotel tower was completed in January 2007, the installation of internal building services has commenced and the erection of the exterior façade will commence in October. The structure of the casino podium is approximately 80% complete and will be completed by late 2007. The interior fitting out works will then commence.

Galaxy is confident with its existing cash reserves of over $6.5 billion, its existing financing facilities and its expected cash flows from operations, that the construction and fit out of its GalaxyWorld Resort is fully funded.

Galaxy is in discussions with two leading international five star hotel operators, with strong brand appeal, regarding the management rights of the second hotel tower.

GalaxyWorld Resort on completion will comprise two opulent five star hotel towers rising from tropical lagoons, offering 2,500 elegantly appointed guest rooms and suites, one of the world's largest casinos offering up to 700 gaming tables, VIP and Club gaming and up to 4,000 slot machines with additional resort facilities including: 200,000 sq ft of chic shopping and dining, over 25 world class restaurants and bars, a majestic grand ballroom, meeting and conference facilities, a 2,000 seat theatre and unique must see attractions with extensive water entertainment and experience features.

Galaxy's Cotai site offers an additional 10.4 million sq ft GFA for the further development of phases 2, 3 and 4 of its GalaxyWorld Resort. This ensures Galaxy has the flexibility to grow and expand as market opportunities evolve. Galaxy's master plan for this site includes up to 300,000 sq ft of additional gaming space, an additional 9 deluxe hotels/hotels-apartments, with 6,000 guest rooms, suites and villas, 1 million sq ft of shopping mall, 750,000 sq ft of convention and exhibition space, performance theaters and entertainment facilities and more than 50 restaurants and bars.

Galaxy's City Club Casinos

Galaxy's City Club casinos have continued to perform well in an increasingly competitive marketplace.

City Club's gaming revenues for the six months ended 30th June 2007 were $4 billion (of which $1.9 billion is recognised in Galaxy's statutory accounts due to the differing agreements with the City Club service providers). In spite of keen competition from new properties, the City Club casinos captured 11% of the Macau gaming market for the period, with strong VIP gaming revenues and innovative mass gaming products. City Club's EBITDA for the six month period was $114 million, up 25% from $91 million for the previous corresponding period.

The City Club casinos operate 280 gaming tables and 500 slot machines.

USGAAP Comparisons

In comparing Galaxy's Gaming and Entertainment Division's results to those of US corporations whose results are prepared under generally accepted accounting principles in the United States ("USGAAP"), it should be noted that gross gaming revenues, presented under USGAAP, are reduced by commissions and discounts paid to players, to arrive at net gaming revenues. An adjusted EBITDA margin would then be calculated based on these reduced net gaming revenues, resulting in a significantly higher EBITDA margin than that calculated under Hong Kong accounting standards. Galaxy complies with Hong Kong accounting standards. If calculated under USGAAP, StarWorld's EBITDA margin for the second quarter would be approximately 20%.

Corporate Costs

During the six months, Galaxy incurred net corporate costs of $97 million, offset by $72 million of interest income, reducing EBITDA by $25 million.

Total interest expense for the period was $324 million of which $55 million was non-cash imputed interest expense on the US$240 million convertible notes issued in December 2006.

CONSTRUCTION MATERIALS DIVISION

The Group's construction materials business continues to grow steadily both locally and in the Mainland. During the period, the division's revenues were $728 million and it contributed $103 million to the Group's EBITDA. The effort in maintaining a highly cost effective operation has given us competitive edges within the industry amid a very challenging business environment. Overall, the division achieved a better result for the six-month ended 30th June 2007 as compared to that of the previous corresponding period.

Hong Kong and Macau

During this period, the demand for construction materials in Hong Kong remained low as many infrastructure construction projects and mega development plans have yet to be released to the market. Nevertheless, the market environment has shown signs of gradual improvement.

The rehabilitation contracts with the Hong Kong SAR Government at Anderson Road Quarry and Lam Tei Quarry are progressing in accordance with the contract schedule. These contracts have enabled us to reinforce our position as the leading aggregates supplier in Hong Kong and better serve our customers. With our strategic plants set up across the territory together with our continuous effort on cost saving, the division is well positioned to capitalise on the increasing market demand for construction materials when the construction projects are back on track in the near future.

In Macau, the demand for construction materials remains high and we have further expanded our ready-mixed concrete operation to cope with the increased market demand. The operation continues to provide good profit contribution to the division.

Mainland

The austerity measures to cool the overheated economy have curbed the level of construction activities in most big cities in the Mainland during this period. Market competition intensified, softening profit contribution. The Group has continued to focus on improving operating efficiency and cost saving measures to enhance market competitiveness.

Our joint ventures with leading steel manufacturers for manufacture and sale of Granulated Blast-furnace Slag (GGBS) in the Mainland continue to generate good profit contribution to the Group. Further expansion in production facilities and setting up of new joint ventures are being considered to further strengthen the Group's position as a leading slag manufacturer in the Mainland.

The Group's investment in a cement joint venture in the Yunnan area has been progressing as planned. The new production facilities under construction in Baoshan, Yunnan are expected to commence production in the later part of the year. Further production plants in strategic areas in the province are under consideration and the Group will become one of the leading cement producers in the province. The Group is well positioned to capitalise on the growing construction materials market brought along by the Central Government's policy to develop the western region.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the period. Shareholders' funds as at 30th June 2007 was $13,365 million, a decrease of approximately 2% over the balance as at 31st December 2006 of $13,633 million while the Group's total assets employed increased to $29,618 million as compared to HK$29,209 million as at 31st December 2006.

The Group continues to maintain a strong cash position. As at 30th June 2007, total cash and bank balances were $6,260 million as compared to $5,783 million as at 31st December 2006.

As at 30th June 2007, the Group's total indebtedness was $9,190 million as compared to $8,973 million as at 31st December 2006. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollars and United States Dollars. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 13% as at 30th June 2007 as compared to 14% as at 31st December 2006.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in Hong Kong Dollars, United States Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of $233 million (31st December 2006: $217 million) and bank deposits of $259 million (31st December 2006: $259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to $613 million (31st December 2006: $210 million), of which $425 million (31st December 2006: $175 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to $9 million (31st December 2006: $9 million). As at 30th June 2007, facilities utilised amounted to $9 million (31st December 2006: $9 million).

EMPLOYEES AND REMUNERATION POLICY

As at 30th June 2007, the Group, excluding associated companies and jointly controlled entities, employed around 9,800 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to $730 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive, fair and subject to regular review. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of
Galaxy Entertainment Group Limited
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 11 to 27, which comprises the consolidated balance sheet of Galaxy Entertainment Group Limited (the "Company") and its subsidiaries (together, the "Group") as at 30th June 2007 and the consolidated profit and loss statement, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the six months then ended, and a summary of accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17th September 2007

CONSOLIDATED PROFIT AND LOSS STATEMENT (UNAUDITED)

For the six months ended 30th June 2007

	Note	2007 HK$'000	2006 HK$'000
Revenue	5	**6,331,969**	1,306,321
Cost of sales		**(5,538,353)**	(1,207,448)
Gross profit		**793,616**	98,873
Other income		**185,139**	135,825
Administrative expenses		**(412,080)**	(193,439)
Other operating expenses		**(510,096)**	(504,922)
Operating profit/(loss)	6	**56,579**	(463,663)
Finance costs	7	**(323,793)**	(288,786)
Share of profits less losses of			
Jointly controlled entities		**(918)**	17,112
Associated companies		**—**	504
Loss before taxation		**(268,132)**	(734,833)
Taxation	8	**(11,684)**	(1,449)
Loss for the period		**(279,816)**	(736,282)
Attributable to:			
Shareholders		**(267,818)**	(734,452)
Minority interests		**(11,998)**	(1,830)
		(279,816)	(736,282)
Interim dividend	9	**—**	—
		HK cents	HK cents
Loss per share	10		
Basic		**(8.1)**	(22.3)
Diluted		**(8.1)**	(22.3)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 30th June 2007

	Note	30th June 2007 HK$'000	31st December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**4,154,660**	3,882,504
Investment properties		**62,500**	62,500
Leasehold land and land use rights		**1,600,852**	1,621,917
Intangible assets		**15,026,208**	15,520,486
Jointly controlled entities		**496,828**	386,520
Associated companies		**731**	730
Other non-current assets	12	**885,393**	951,697
		22,227,172	22,426,354
Current assets			
Inventories		**96,459**	94,522
Debtors and prepayments	13	**1,004,547**	863,138
Taxation recoverable		**1,714**	2,546
Other investments		**27,888**	39,241
Cash and bank balances		**6,259,796**	5,783,197
		7,390,404	6,782,644
Total assets		**29,617,576**	29,208,998
EQUITY			
Share capital	14	**330,179**	329,612
Reserves		**13,034,375**	13,303,187
Shareholders' funds		**13,364,554**	13,632,799
Minority interests		**481,911**	490,700
Total equity		**13,846,465**	14,123,499
LIABILITIES			
Non-current liabilities			
Borrowings	15	**8,536,587**	8,439,965
Deferred taxation liabilities		**1,777,178**	1,778,588
Derivative financial instruments		**550,879**	573,109
Provisions		**101,567**	120,151
		10,966,211	10,911,813
Current liabilities			
Creditors and accruals	16	**4,132,523**	3,633,845
Current portion of borrowings	15	**653,000**	532,888
Taxation payable		**19,377**	6,953
		4,804,900	4,173,686
Total liabilities		**15,771,111**	15,085,499
Total equity and liabilities		**29,617,576**	29,208,998

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the six months ended 30th June 2007

	2007 HK$'000	2006 HK$'000
Net cash from operating activities	**981,709**	1,147,851
Net cash used in investing activities	**(557,391)**	(1,044,181)
Net cash from/(used in) financing activities	**46,953**	(10,421)
Net increase in cash and bank balances	**471,271**	93,249
Cash and bank balances at beginning of period	**5,783,197**	5,068,214
Change in exchange rates	**5,328**	(22,363)
Cash and bank balances at end of period	**6,259,796**	5,139,100

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended 30th June 2007

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2006	**329,612**	**11,715,958**	**1,587,229**	**13,632,799**	**490,700**	**14,123,499**
Change in fair value of non-current investments	—	**22**	—	**22**	**2,335**	**2,357**
Exchange differences	—	**27,345**	—	**27,345**	**955**	**28,300**
Change in fair value of cash flow hedges	—	**(50,828)**	—	**(50,828)**	**(81)**	**(50,909)**
Net loss recognised directly in equity	—	**(23,461)**	—	**(23,461)**	**3,209**	**(20,252)**
Issue of shares upon exercise of share options	**567**	**22,467**	—	**23,034**	—	**23,034**
Loss for the period	—	—	**(267,818)**	**(267,818)**	**(11,998)**	**(279,816)**
	567	**22,467**	**(267,818)**	**(244,784)**	**(11,998)**	**(256,782)**
At 30th June 2007	**330,179**	**11,714,964**	**1,319,411**	**13,364,554**	**481,911**	**13,846,465**
At 31st December 2005	329,058	11,485,033	3,118,363	14,932,454	491,910	15,424,364
Exchange differences	—	16,113	—	16,113	(87)	16,026
Change in fair value of cash flow hedges	—	2,325	—	2,325	—	2,325
Net income recognised directly in equity	—	18,438	—	18,438	(87)	18,351
Issue of shares upon exercise of share options	427	12,379	—	12,806	—	12,806
Fair value of share options	—	1,933	—	1,933	—	1,933
Acquisition of minority interests	—	—	—	—	(3,286)	(3,286)
Dividend paid to minority shareholders	—	—	—	—	(976)	(976)
Transfer of reserves	—	(412)	412	—	—	—
Loss for the period	—	—	(734,452)	(734,452)	(1,830)	(736,282)
	427	13,900	(734,040)	(719,713)	(6,092)	(725,805)
At 30th June 2006	329,485	11,517,371	2,384,323	14,231,179	485,731	14,716,910

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31st December 2006.

In 2007, the Group adopted the following new standard, amendment to standard and interpretations which are relevant to its operations.

HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new standards, amendment to standards and interpretations does not have significant impact on the Group's results, financial position or accounting policies. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures to be made in the annual financial statements.

2. FINANCIAL RISK MANAGEMENT

All aspects of financial risk management objectives and policies of the Group are consistent with those disclosed in the annual financial statements for the year ended 31st December 2006.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2006.

4. SEGMENT INFORMATION

The Group is principally engaged in the operation in casino games of chance or games of other forms, provision of hospitality and related services, and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

(a) Business segments

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2007				
Revenue	**5,603,639**	**728,330**	**—**	**6,331,969**
Operating profit/(loss) (Note)	**(69,022)**	**21,770**	**103,831**	**56,579**
Finance costs				**(323,793)**
Share of profits less losses of jointly controlled entities	**1,308**	**(2,226)**	**—**	**(918)**
Loss before taxation				**(268,132)**
Taxation				**(11,684)**
Loss for the period				**(279,816)**
Capital expenditure	**584,047**	**4,602**	**574**	**589,223**
Depreciation	**113,308**	**41,387**	**1,039**	**155,734**
Amortisation	**515,351**	**21,909**	**—**	**537,260**
Impairment of property, plant and equipment	**—**	**9,793**	**—**	**9,793**
Write-down of inventories	**—**	**972**	**—**	**972**

Note: Results of the gaming and entertainment division include pre-opening expenses of HK$9,865,000 incurred for the GalaxyWorld Resort.

4. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2006				
Revenue	741,148	565,173	—	1,306,321
Operating profit/(loss) (Note)	(543,245)	5,818	73,764	(463,663)
Finance costs				(288,786)
Share of profits less losses of				
Jointly controlled entities	—	17,112	—	17,112
Associated companies	—	504	—	504
Loss before taxation				(734,833)
Taxation				(1,449)
Loss for the period				(736,282)
Capital expenditure	1,216,141	36,410	3,912	1,256,463
Depreciation	6,189	42,715	451	49,355
Amortisation	495,497	19,458	—	514,955
Impairment of property, plant and equipment	—	1,294	—	1,294
Impairment of non-current investments	—	—	4,237	4,237

Note: Results of the gaming and entertainment division include pre-opening expenses of HK$87,152,000 incurred for the City Club Casinos and the StarWorld Casino and Hotel.

4. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	**Construction materials** HK$'000	**Unallocated** HK$'000	**Total** HK$'000
As at 30th June 2007				
Segment assets	**20,247,576**	**1,811,397**	**7,061,044**	**29,120,017**
Jointly controlled entities	**(1,461)**	**498,289**	**—**	**496,828**
Associated companies	**—**	**731**	**—**	**731**
Total assets				**29,617,576**
Segment liabilities	**3,385,612**	**564,637**	**11,820,862**	**15,771,111**
As at 31st December 2006				
Segment assets	20,403,330	1,782,149	6,636,269	28,821,748
Jointly controlled entities	(2,769)	389,289	—	386,520
Associated companies	—	730	—	730
Total assets				29,208,998
Segment liabilities	2,907,093	539,522	11,638,884	15,085,499

4. SEGMENT INFORMATION (Continued)

(b) Geographical segments

	Revenue HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Six months ended 30th June 2007			**At 30th June 2007**
Macau	**5,734,749**	**584,265**	**25,340,911**
Hong Kong	**322,779**	**3,274**	**2,853,535**
Mainland China	**274,441**	**1,684**	**1,423,130**
	6,331,969	**589,223**	**29,617,576**
Six months ended 30th June 2006			At 31st December 2006
Macau	842,657	1,236,146	25,077,008
Hong Kong	210,133	18,312	2,860,182
Mainland China	253,531	2,005	1,271,808
	1,306,321	1,256,463	29,208,998

5. REVENUE

Revenue comprises turnover from sales of construction materials, gaming operations and hotel operations.

	2007 **HK$'000**	2006 HK$'000
Sales of construction materials	**728,330**	565,173
Gaming operations		
Net gaming wins	**5,427,040**	662,871
Contributions (Note)	**63,199**	72,845
Tips received	**19,094**	5,432
Hotel operations		
Room rental	**59,162**	—
Food and beverages	**18,450**	—
Others	**16,694**	—
	6,331,969	1,306,321

5. REVENUE (Continued)

Note: In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins. After special gaming tax and funds to the Macau Government, the remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2007 **HK$'000**	2006 HK$'000
Net gaming wins	**1,053,968**	1,404,995
Tips received and other income	**6,817**	12,920
Interest income	**5,495**	9,361
	1,066,280	1,427,276
Operating expenses		
Special gaming tax and funds to the Macau Government	**(423,885)**	(565,832)
Commission and allowances to promoters	**(388,641)**	(544,102)
Employee benefit expenses	**(177,389)**	(124,591)
Other operating expenses	**(42,703)**	(39,667)
	(1,032,618)	(1,274,192)
Contributions from gaming operations	**33,662**	153,084
Contributions from/(net entitlements of) the Service Providers	**29,537**	(80,239)
Contributions attributable to the Group	**63,199**	72,845

6. OPERATING PROFIT/(LOSS)

	2007 HK$'000	2006 HK$'000
Operating profit/(loss) is stated after crediting:		
Rental income	**1,884**	6,794
Interest income		
Bank deposits	**106,021**	75,179
Loan to a related company	**—**	3,371
Loans to jointly controlled entities	**1,053**	1,101
Deferred receivable	**390**	337
Administrative fees	**14,507**	4,794
Change in fair value of listed investments	**18,652**	—
Gain on disposal of listed investments	**19,898**	—
Dividend income from unlisted investments	**2,111**	—
Gross earnings on finance lease	**7,618**	3,508
and after charging:		
Depreciation	**155,734**	49,355
Amortisation		
Gaming licence	**495,077**	494,806
Computer software	**3,123**	269
Overburden removal costs	**7,646**	7,938
Quarry site improvements	**7,565**	7,570
Quarry site development	**2,668**	941
Leasehold land and land use rights	**21,181**	3,431
Impairment of property, plant and equipment	**9,793**	17
Write-down of inventories	**972**	—
Cost of inventories sold	**677,398**	517,967

7. FINANCE COSTS

	2007 HK$'000	2006 HK$'000
Interest expenses		
Guaranteed fixed rate notes not wholly repayable within five years	**144,164**	133,675
Guaranteed floating rate notes wholly repayable within five years	**108,597**	101,799
Fixed rate notes wholly repayable within five years	**71,025**	72,200
Convertible notes wholly repayable within five years	**55,195**	—
Bank loans and overdrafts	**17,763**	15,036
Obligations under finance leases wholly payable within five years	**606**	28
Change in fair value of derivative under the convertible notes	**(25,038)**	—
Net gain from cross currency swap contracts for hedging	**(17,886)**	—
Other borrowing costs	**10,297**	4,238
	364,723	326,976
Amount capitalised in assets under construction	**(40,930)**	(38,190)
	323,793	288,786

8. TAXATION

	2007 HK$'000	2006 HK$'000
Current taxation		
Hong Kong profits tax	**10,752**	—
Mainland China income tax	**628**	934
Macau Complementary tax	**1,714**	1,777
Deferred taxation	**(1,410)**	(1,262)
	11,684	1,449

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30th June 2007 are nil (2006: HK$250,000) and HK$1,773,000 (2006: HK$336,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

9. INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2007 (2006: nil).

10. LOSS PER SHARE

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$267,818,000 (2006: HK$734,452,000) and the weighted average of 3,298,518,135 shares (2006: 3,291,087,260 shares) in issue during the period.

The diluted loss per share for 2007 and 2006 equals to the basic loss per share since the exercise of the outstanding share options and conversion of convertible notes would not have a dilutive effect on the loss per share.

11. CAPITAL EXPENDITURE

For the six months ended 30th June 2007, the Group incurred HK$584.8 million (2006: HK$1,237 million) on property, plant and equipment, HK$3.9 million on intangible assets (2006: HK$4.7 million), nil (2006: HK$13.8 million) on leasehold land and land use rights and HK$0.5 million (2006: HK$0.9 million) on deferred expenditure. The Group has disposed of property, plant and equipment with a net book amount of HK$1.8 million (2006: HK$8.2 million).

12. OTHER NON-CURRENT ASSETS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Non-current investments	**283,989**	284,932
Finance lease receivable	**152,596**	168,552
Derivative financial instruments	**15,908**	47,072
Deferred expenditure		
Overburden removal costs	**59,331**	68,574
Quarry site development	**10,598**	10,930
Quarry site improvements	**98,315**	105,880
Deferred receivable	**5,503**	6,604
Restricted bank deposits	**259,153**	259,153
	885,393	951,697

13. DEBTORS AND PREPAYMENTS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade debtors, net of provision	**580,614**	504,390
Other debtors, net of provision	**80,863**	68,193
Amounts due from jointly controlled entities	**196,580**	174,053
Amount due from an associated company	**183**	183
Prepayments	**101,319**	72,620
Current portion of finance lease receivable	**44,988**	43,699
	1,004,547	863,138

Trade debtors mainly arise from the sales of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Within one month	**136,809**	136,508
Two to three months	**194,008**	148,612
Four to six months	**65,919**	97,840
Over six months	**183,878**	121,430
	580,614	504,390

14. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	HK$'000
Authorised:		
At 30th June 2006, 31st December 2006 and 30th June 2007	6,888,000,000	688,800
Issued and fully paid:		
At 1st January 2006	3,290,579,361	329,058
Exercise of share options	4,270,000	427
At 30th June 2006	3,294,849,361	329,485
Exercise of share options	1,268,000	127
At 31st December 2006	3,296,117,361	329,612
Exercise of share options	5,674,000	567
At 30th June 2007	**3,301,791,361**	**330,179**

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected qualifying grantees. During the period, no new options were granted (2006: nil), options for 6,174,000 shares (2006: 4,270,000 shares) were exercised upon which 5,674,000 new shares were allotted during the period and 500,000 new shares were allotted in July 2007, and no option (2006: 600,000) was lapsed. At 30th June 2007, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share HK$	Number of share options 30th June 2007	31st December 2006
Directors			
20th May 1999 to 19th May 2008	0.5333	**2,500,000**	2,500,000
30th December 2000 to 29th December 2009	0.5216	**3,400,000**	3,400,000
1st March 2004 to 28th February 2013	0.5140	**4,280,000**	4,280,000
22nd October 2005 to 21st October 2011	4.5900	**14,200,000**	13,200,000
22nd October 2006 to 21st October 2011	4.5900	**3,060,000**	3,290,000
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**130,000**	400,000
30th December 2000 to 29th December 2009	0.5216	**—**	228,000
1st March 2004 to 28th February 2013	0.5140	**38,000**	280,000
22nd October 2005 to 21st October 2011	4.5900	**11,450,000**	16,250,000
22nd October 2006 to 21st October 2011	4.5900	**2,320,000**	3,724,000
		41,378,000	47,552,000

15. BORROWINGS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Bank loans		
Secured	**194,780**	259,860
Unsecured	**558,858**	453,420
	753,638	713,280
Other borrowings		
Fixed rate notes	**2,593,007**	2,521,982
Guaranteed notes	**4,566,115**	4,532,106
Convertible notes	**1,266,861**	1,205,377
Bank loans and other borrowings	**9,179,621**	8,972,745
Obligations under finance leases	**9,966**	108
Total borrowings	**9,189,587**	8,972,853
Current portion included in current liabilities	**(653,000)**	(532,888)
	8,536,587	8,439,965

16. CREDITORS AND ACCRUALS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade creditors	**1,022,410**	975,230
Other creditors	**680,073**	668,863
Chips issued	**1,723,568**	1,065,413
Amounts due to jointly controlled entities	**—**	294
Loans from minority interests	**62,683**	76,088
Accrued operating expenses	**639,151**	843,663
Deposits received	**4,638**	4,294
	4,132,523	3,633,845

The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Within one month	**762,123**	816,005
Two to three months	**106,751**	65,820
Four to six months	**64,720**	55,560
Over six months	**88,816**	37,845
	1,022,410	975,230

17. CAPITAL COMMITMENTS

	30th June 2007 HK$'000	31st December 2006 HK$'000
Contracted but not provided for	**2,742,379**	2,315,845
Authorised but not contracted for	**1,215,465**	1,206,054

DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS

At 30th June 2007, the interests of each Director in the shares, underlying shares and debentures of the Company, and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Ordinary Shares (including underlying shares)

	Number of Shares					Percentage of Issued Share Capital
Name	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	
Lui Che Woo	17,187,632	2,181,518	80,693,238[1]	1,905,118,394[2]	2,005,180,782	60.73
Francis Lui Yiu Tung	11,498,896	—	436,753,661[3]	1,905,118,394[2]	2,353,370,951	71.28
Chan Kai Nang	380,000	—	—	—	380,000	0.01
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.08
Paddy Tang Lui Wai Yu	8,939,722	—	—	1,905,118,394[2]	1,914,058,116	57.97
Charles Cheung Wai Bun	582,533	—	—	—	582,533	0.02
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.02
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01
Anthony Thomas Christopher Carter	2,800,000	—	—	—	2,800,000	0.08

(b) Share Options

The particulars of the movements in the options held by each of the Directors, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the six months ended 30th June 2007 were as follows:

		Number of Options				
Name	Date of grant	Held at 1st January 2007	Exercised during the period	Held at 30th June 2007	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	1,500,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,800,000	—	1,800,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	2,000,000	—	2,000,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	2,700,000	—	2,700,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	590,000	—	590,000	4.5900	22nd Oct 2006–21st Oct 2011
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	1,000,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,600,000	—	1,600,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	1,870,000	—	1,870,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	6,000,000	—	6,000,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	580,000	—	580,000	4.5900	22nd Oct 2006–21st Oct 2011
Chan Kai Nang	28th Feb 2003	110,000	—	110,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	270,000	—	270,000	4.5900	22nd Oct 2006–21st Oct 2011
Joseph Chee Ying Keung	21st Oct 2005	270,000	—	270,000	4.5900	22nd Oct 2006–21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	3,000,000	—	3,000,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	400,000	—	400,000	4.5900	22nd Oct 2006–21st Oct 2011
Charles Cheung Wai Bun	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
Moses Cheng Mo Chi	28th Feb 2003	300,000	—	300,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	200,000	—	200,000	4.5900	22nd Oct 2006–21st Oct 2011
James Ross Ancell	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
William Yip Shue Lam	21st Oct 2005	250,000	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
Anthony Thomas Christopher Carter	21st Oct 2005	*2,500,000	—	2,500,000	4.5900	22nd Oct 2005–21st Oct 2011
Employees (in aggregate)	20th May 1998	400,000	270,000[a]	130,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	228,000	228,000[b]	—	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	280,000	242,000[b]	38,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	12,750,000	3,800,000[c]	#6,450,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	3,724,000	1,404,000[d]	2,320,000	4.5900	22nd Oct 2006–21st Oct 2011
Others	21st Oct 2005	3,500,000	—	##5,000,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	—	##230,000[e]	—	4.5900	22nd Oct 2006–21st Oct 2011

* representing share options held by Anthony Thomas Christopher Carter at his appointment date as director on 18th April 2007

\# after reclassification of share options held by Anthony Thomas Christopher Carter under "Employees" to "Directors"

\## after reclassification of share options held by William Lo Chi Chung under "Directors" to "Others" following his resignation as director during the period

Notes:

a. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$7.28.

b. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$7.50.

c. The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$7.48.

d. The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$7.54.

e. The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$7.92.

Except for the options granted on 21st October 2005 exercisable within the period from 22nd October 2005 to 21st October 2011 at an exercise price of HK$4.59 per share, all options referred to above are subject to a one-year vesting period.

No options were granted, lapsed or cancelled during the period.

The consideration paid by each grantee for each grant of options was HK$1.00.

(c) Debentures

	Amount of Debentures		
Name	**Corporate Interests** (HK$)	**Other Interests** (HK$)	**Total Interests** (HK$)
Lui Che Woo	—	2,320,898,413[(4)]	2,320,898,413
Francis Lui Yiu Tung	50,906,654[(3)]	2,320,898,413[(4)]	2,371,805,067
Paddy Tang Lui Wai Yu	—	2,320,898,413[(4)]	2,320,898,413

Notes:

(1) 80,387,837 shares and 305,401 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both controlled by Dr. Lui Che Woo.

(2) Two discretionary family trusts both established by Dr. Lui Che Woo as founder were respectively interested in 1,267,165,313 shares and 22,969,034 shares in the Company. K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company listed on the Stock Exchange, was interested in 614,984,047 shares in the Company held by a wholly owned subsidiary of KWIH. KWIH was controlled by one of the said discretionary family trusts.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to have interest in those shares in the Company interested by the trusts and in those shares in the Company in which KWIH was interested as aforesaid.

(3) 111,138,039 shares and debentures of the Company in the amount of HK$50,906,654 were held by Recurrent Profits Limited controlled by Mr. Francis Lui Yiu Tung. 231,615,731 underlying shares of the Company were interested by Top Notch Opportunities Limited ("Top Notch"). 60,000,000 shares and 33,999,891 underlying shares in the Company were interested by Kentlake International Investments Limited ("Kentlake"). Both Top Notch and Kentlake were controlled by Mr. Francis Lui Yiu Tung.

(4) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in debentures of the Company in the amount of HK$2,320,898,413. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect beneficiaries, are deemed to have interest in these debentures.

All the interests stated above represent long positions.

Save as disclosed above, as at 30th June 2007, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 30th June 2007, the interests or short positions of every person (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	8.04	265,615,622	8.04
City Lion Profits Corp.	1,160,449,206	35.15	—	—
Davos Investment Holdings Private Limited	265,615,622	8.04	265,615,622	8.04
Guoco Group Limited	265,615,622	8.04	265,615,622	8.04
Guoline Capital Assets Limited	265,615,622	8.04	265,615,622	8.04
Guoline Overseas Limited	265,615,622	8.04	265,615,622	8.04
HL Holdings Sdn Bhd	265,615,622	8.04	265,615,622	8.04
Hong Leong Company (Malaysia) Berhad	265,615,622	8.04	265,615,622	8.04
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.04	265,615,622	8.04
HSBC International Trustee Limited	1,905,132,394 (Note)	57.70	—	—
Kwek Holdings Pte Ltd	265,615,622	8.04	265,615,622	8.04
Kwek Leng Kee	265,615,622	8.04	265,615,622	8.04
K. Wah International Holdings Limited	614,984,047	18.63	—	—
Pedro Ho On Chun	176,250,301	5.34	—	—
Quek Leng Chan	265,615,622	8.04	265,615,622	8.04
Top Notch Opportunities Limited	231,615,731	7.01	—	—

Note: HSBC International Trustee Limited is the trustee of the discretionary family trusts established by Dr. Lui Che Woo as founder, which are interested in 1,905,118,394 shares in the Company.

There was duplication of interests of:

(i) 1,905,118,394 shares and the debentures in the amount of HK$2,320,898,413 between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares,

a. 614,984,047 shares in the Company were also interested by K. Wah International Holdings Limited;

b. 1,160,449,206 shares in the Company were also interested by City Lion Profits Corp.;

(ii) 231,615,731 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(iii) 60,000,000 shares and 33,999,891 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Mr. Pedro Ho On Chun;

(iv) 265,615,622 shares in the Company (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan.

Save as disclosed above, as at 30th June 2007, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which are required to be recorded in the register required to be kept under section 336 of the SFO.

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the six months ended 30th June 2007. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the six months ended 30th June 2007.

REVIEW OF INTERIM RESULTS

The Group's interim results for the six months ended 30th June 2007 have been reviewed by the Audit Committee of the Company and by the Company's Auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code.

CORPORATE GOVERNANCE

Throughout the six months ended 30th June 2007, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 17th September 2007

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited



2007
中期報告
(股份代號 : 27)

公司

簡介

銀河娛樂集團有限公司前稱嘉華建材有限公司。嘉華乃一間歷史悠久，供應優質建築材料予香港及中國內地之主要供應商。

自一九九一年起，嘉華已在香港聯合交易所上市（股份代號0027）。

於二零零五年，嘉華成功收購持有由澳門政府發出的博彩批給之銀河娛樂場股份有限公司，並易名為銀河娛樂集團有限公司。

在二零零六年年度，銀河確立其在博彩娛樂市場之領導地位，現經營五間娛樂場，其中包括備受讚賞之星際酒店及娛樂場，擁有澳門博彩市場超過百分之二十的市場佔有率。

在二零零七年年度，銀河之收益及盈利大幅增長，並為管理層團隊注入精英。星際業績繼續創新高，其市場佔有率已由8%增至12%，並榮獲「五星鑽石獎」。GalaxyWorld Resort將於二零零八年如期落成，藉銀河持有65億港元之資源，發展資金已全部到位。

展望未來，銀河將透過不斷擴展其娛樂及渡假設施，充份運用其持有極具價值之澳門博彩批給，及太幅土地儲備之優勢，繼續優化其博彩娛樂業務。

目錄

www.galaxyentertainment.com

公司資料

主席

呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA*

副主席

呂耀東

執行董事

陳啟能
徐應強
鄧呂慧瑜，*太平紳士*

非執行董事

張惠彬博士，*太平紳士**
鄭慕智，*GBS，OBE，太平紳士*
顏志宏*
葉樹林博士，*LLD**
唐家達

* *獨立非執行董事*

審核委員會

張惠彬博士，*太平紳士*
鄭慕智，*GBS，OBE，太平紳士*
顏志宏

薪酬委員會

呂耀東
張惠彬博士，*太平紳士*
葉樹林博士，*LLD*

公司秘書

陳麗潔

合資格會計師

張永康

核數師

羅兵咸永道會計師事務所

註冊辦事處

香港中環夏慤道10號
和記大廈十六樓一六零六室

主要往來銀行

香港上海滙豐銀行有限公司

律師

齊伯禮律師行
司力達律師樓
王桂壎律師行
洛圖律師樓暨私人公證員
歐安利大律師暨公證員
金杜律師事務所
觀韜律師事務所
何耀棣律師事務所

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.galaxyentertainment.com

股份上市

香港聯合交易所有限公司（「聯交所」）

股份編號

聯交所	:	27
彭博資訊	:	27 HK
路透社	:	0027.HK
美國預託證券	:	GXYEY

投資者關係聯絡

如有查詢歡迎聯絡：
投資關係部
電話：(852) 3150 1111
傳真：(852) 3150 1100
電郵：ir@galaxyentertainment.com

中期業績

銀河娛樂集團有限公司(「本公司」)之董事宣佈本公司及其附屬公司(統稱為「本集團」)截至二零零七年六月三十日止六個月之未經審核業績如下：

本集團截至二零零七年六月三十日止六個月之收益為63.32億港元，較去年同期增加50.26億港元。

本集團截至二零零七年六月三十日止六個月之股東應佔虧損為2.68億港元，較去年同期減少4.66億港元。

自二零零五年七月收購銀河娛樂場股份有限公司(「銀河」)附有97.9%經濟權益之88.1%有投票權股份後，博彩及娛樂成為本集團之主要業務，截至二零零七年六月三十日止六個月期間，該分部為本集團帶來56.04億港元之收益進賬。截至二零零七年六月三十日止六個月期間，本集團之股東應佔虧損已計入因於二零零五年七月收購銀河而產生的博彩牌照攤銷4.95億港元。

中期股息

董事會議決於截至二零零七年六月三十日止六個月不宣派任何中期股息(二零零六年：無)。

銀河娛樂集團在二零零六年之穩固根基上繼續發展，集團旗下星際酒店及娛樂場不斷進步，超越各界期望。城市俱樂部娛樂場在市場競爭日益激烈之環境中，繼續有出色表現。GalaxyWorld Resort之發展已擁有充足資金，將於二零零八年年底前落成，酒店第二座大樓將於二零零九年落成。

本集團現於澳門設有五間娛樂場，市場份額逾20%，銀河已在澳門博彩市場穩佔重要席位。

業務回顧

(除另有指明以外，所有金額以港元為單位)

截至二零零七年六月三十日止六個月(本期)，收益及股東應佔溢利分別為63.32億元及虧損2.68億元，而截至二零零六年六月三十日止六個月(去年同期)分別為13.06億元及虧損7.34億元。本集團之收益比去年同期大幅上升，反映集團在二零零六年內於澳門四間新建娛樂場開業後主力擴充博彩及娛樂業務之成果，當中包括集團旗艦－星際酒店及娛樂場。

本集團二零零七年首季收益為28.89億元，次季為34.43億元，增幅為19%。星際酒店首季收益為14.3億元，次季為22.09億元，增幅為54%。

截至二零零七年六月三十日止六個月，本集團之除利息、税項、折舊及攤銷前盈利(「EBITDA」)為7.37億元，較去年同期之1.86億元，增加300%。

本集團二零零七年首季EBITDA為2.67億元，次季為4.7億元，增幅為76%。星際酒店首季EBITDA為1.79億元，次季為3.66億元，增幅逾100%。

本集團在全期六個月之EBITDA利潤率為12%，次季為14%。星際酒店次季EBITDA利潤率為16.6%。

二零零七年次季業績強勁，反映星際酒店在本期內持續錄得市場份額增長、收益增加及效率改善。

本集團期內於扣除下列各項後錄得會計虧損：

- 非現金之折舊及攤銷6.93億元，包括因二零零五年收購澳門業務而產生之無形資產攤銷4.95億元。

- 財務費用3.24億元。

二零零七財政年度首六個月，銀河錄得之澳門博彩收益超過75億元，而貴賓廳博彩轉碼數為2,200億元。

於二零零七年首六個月，澳門博彩市場較去年同期增長47%，而貴賓廳博彩收益則較去年增加54%，中場博彩收益增長較為溫和，錄得36%增幅。此等增長肯定了銀河重視貴賓廳博彩業務之策略。

本集團截至二零零七年六月三十日及二零零六年十二月三十一日止各六個月之分部營運業績分析載列如下。

扣除非經常項目及經利息收入分配後之除利息、税項、折舊及攤銷前盈利 (EBITDA)

	博彩及娛樂 百萬元	建築材料 百萬元	中央 百萬元	二零零七年 百萬元	二零零六年 百萬元
收益	**5,604**	**728**	**–**	**6,332**	3,363
經營溢利／(虧損)	**(69)**	**21**	**104**	**56**	(569)
共同控制實體應佔溢利	**1**	**–**	**–**	**1**	13
折舊及攤銷	**629**	**63**	**1**	**693**	626
非經常項目	**10**	**16**	**(39)**	**(13)**	181
EBITDA(不包括非經常項目)	**571**	**100**	**66**	**737**	251
利息收入分配	**63**	**3**	**(66)**	**–**	–
EBITDA(不包括非經常項目及經利息收入分配後)	**634**	**103**	**–**	**737**	251

博彩及娛樂業務部門

概覽

澳門博彩市場持續錄得雙位數字增長。預期二零零七年澳門之博彩收益淨額增長逾40%至逾700億元。

在本期六個月內，銀河之娛樂場之博彩收益淨額為75億元(由於與各城市俱樂部服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益淨額為56億元)。

截至二零零七年六月三十日止六個月，博彩及娛樂業務部門錄得EBITDA 6.34億元，較去年同期之1.2億元，增加428%。

於二零零七年六月三十日，本集團有現金逾65億元，連同星際酒店、城市俱樂部娛樂場及銀河其他經營業務之大量現金流，銀河已具備足夠之財務資源以完成發展GalaxyWorld Resort第一期工程。

星際酒店

星際酒店繼續強化在澳門之貴賓廳博彩市場之地位。國際博彩業公司帶來之競爭雖然日益白熱化，但星際酒店能夠持續吸引和挽留優秀博彩中介人，足證星際酒店產品和服務優質，並且善於維繫與博彩中介人及博彩客之關係。星際酒店座落於澳門市中心策略性地點，且位於澳門博彩娛樂場「外港填海區」之心臟地帶，進一步彰顯星際酒店在同業間之吸引力。

於截至二零零七年六月三十日止六個月內，星際酒店之收益總額為36.39億元，EBITDA為5.45億元，及EBITDA利潤率為15%。

星際酒店博彩業務之三個不同分部之業績如下：

- 於本期六個月內，貴賓廳博彩收益為26.28億元。貴賓廳轉碼數為925億元，淨贏率為2.8%，而該淨贏率乃界乎預期之2.6%至2.9%之間。每張博彩桌之每日贏款持續增長，次季平均數為40萬元，以及淨贏率為3.2%。

- 於本期六個月內，中場博彩收益為8.19億元。總投注額為50億元，淨贏率為16.3%。星際酒店次季中場博彩收益增加，連同營運效率改善，加上淨贏率由15%改善至17%，使得星際酒店中場博彩業務之貢獻大有進步。每張博彩桌之每日贏款持續改善，於二零零七年次季，每張博彩桌之每日贏款平均逾3萬元。

- 於本期六個月內，角子機之博彩收益為9,200萬元。每台角子機於次季之每日贏款平均逾1,500元，角子機之平均數目則為350台。

於本期半年內，星際酒店在主博彩樓層1樓增加博彩桌數目，由85張增至121張，另角子機數目由315台增至505台。博彩桌從3樓遷往1樓後，星際酒店3樓可提供更多角子機選擇，中場博彩產品更為多樣化，將會進一步增加星際酒店在同業間之吸引力。

本期半年內星際酒店非博彩收益為9,600萬元，首季為4,200萬元，次季增至5,400萬元。星際酒店之全部505間客房在次季首度全數推出，使可用房間晚數增加15%。本期平均每日房租為1,015元，本期六個月星際酒店平均入住率為82%，遠高於澳門五星級酒店平均數(根據澳門統計暨普查局八月份報告，該平均數為71%)。

星際之各餐廳繼續有出色表現，繼品味坊、品味吧、避風塘及丹桂軒等提供眾多美食外，本期內加添了獲獎無數之名牌食肆「蘇浙匯」及「稻菊」。

星際宴會廳之發展進度良好，預期將於十一月舉行星際酒店落成一周年慶典前完工。總統套房亦將於十月前完工，連同額外兩間貴賓博彩廳提供額外15張貴賓博彩桌，使星際酒店貴賓博彩桌增至逾70張，使集團在此不斷擴張之市場中，進一步增加收益能力。

GalaxyWorld Resort — 銀河之路氹城大型娛樂渡假中心

GalaxyWorld Resort 之建築工程(包括其首座設有 1,500 間客房之酒店大樓、娛樂場及娛樂設施)正如期進行，並將於二零零八年年底前完工。銀河之第二座大樓將設有1,000間客房、套房及別墅，將於二零零九年落成。GalaxyWorld Resort第一期整體設計主題是「熱帶樂園中的皇宮」，在渡假中心之內外設計襯托下，此主題得以進一步發展、提升和鞏固。

首座酒店大樓已於二零零七年一月完成上蓋工程，現已開始安裝內部屋宇設備，十月將會開始進行外牆工程。娛樂場樓層結構已完成約80%，將於二零零七年年底前完工，屆時將會展開內部裝修工程。

銀河有充足信心，以其現有現金儲備逾65億元、其現有融資及其預期來自營運之現金流，已足夠撥付GalaxyWorld Resort之建設及裝修之全部費用。

銀河現正就第二座酒店大樓之管理權，與兩家具有一流強大品牌號召力之國際五星級酒店經營者進行洽商。

GalaxyWorld Resort落成後，將會由兩座豪華五星級酒店大樓組成，下設富熱帶特色之礁湖，合共有 2,500間陳設優雅之客房及套房，並且是全球最大娛樂場之一，共提供700張博彩桌、貴賓廳及俱樂部博彩設施以及多達 4,000台角子機，另設渡假設施，包括：20萬平方呎時尚購物及餐飲設施、逾25間世界級餐廳及酒吧、宏偉之大型宴會廳、會議設施、2,000座位之劇院，以及廣設水流娛樂及歷程特色之獨特建築。

銀河之路氹地塊另有1,040萬平方呎樓面面積留待進行GalaxyWorld Resort第二、三、四期發展工程，確保銀河具備靈活性，能把握市場機遇發展及擴充業務。銀河對此地塊之總體規劃包括最高達30萬平方呎之額外博彩空間、額外九間豪華酒店／酒店寓所，設有 6,000間客房、套房及別墅、100萬平方呎購物中心、75萬平方呎會議展覽場地、表演用之劇院及娛樂設施，以及超過50間餐廳及酒吧。

銀河之城市俱樂部娛樂場

市場上競爭縱然日益激烈，銀河之城市俱樂部娛樂場仍繼續有良好表現。

截至二零零七年六月三十日止六個月，城市俱樂部博彩收益為40億元(由於根據與各城市俱樂部服務供應商之不同協議，於會計處理上，列入集團財務報表內之博彩收益為19億元)。雖然新娛樂場帶來激烈競爭，城市俱樂部娛樂場在本期內佔澳門博彩市場11%，其貴賓廳博彩收益強勁，而且中場博彩產品甚具創意。城市俱樂部在本期六個月之EBITDA為1.14億元，較去年同期之 9,100萬元增加25%。

城市俱樂部娛樂場營運280張博彩桌及500台角子機。

美國公認會計原則比較

在將銀河之博彩及娛樂業務部門之業績與該等根據美國公認會計原則(「美國公認會計原則」)編製其業績之美國公司比較時，應垂注，根據美國公認會計原則呈列之博彩收益總額，在扣除支付予博彩客之佣金及折扣後，將計算出博彩收益淨額。經調整之EBITDA利潤率乃根據該等經扣減後之博彩收益淨額計算，從而導致其遠較按照香港會計準則計算所得之EBITDA利潤率為高。銀河乃遵循香港會計準則。倘根據美國公認會計原則計算，星際在次季之EBITDA利潤率約為20%。

企業支出

於本期六個月內，銀河之企業支出淨額為9,700萬元，經抵銷利息收入7,200萬元後，將EBITDA減低了2,500萬元。

期內之利息開支總額為3.24億元，其中5,500萬元為於二零零六年十二月發行之2.4億美元可換股票據之非現金應歸利息開支。

建築材料業務

本集團之建築材料業務，在香港和內地均繼續穩定增長。期內本部門之收入為7.28億元，而EBITDA則為1.03億元。本部門一直以來致力維持極具成本效益之營運，故此儘管在具挑戰之營商環境下，仍能在業內保持競爭優勢。整體而言，本業務部門在截至二零零七年六月三十日止六個月之業績較去年同期上升。

香港及澳門

期內，由於香港許多基建項目及大型發展計劃仍未開展，市場對建築材料之需求依然偏低。儘管如此，市場環境已在逐步改善中。

與香港特別行政區政府訂立位於安達臣道及藍地之石礦場重修合約，現正按照合約時間表進行。藉著此等合約，本集團得以鞏固在香港石料供應商中之領導地位，並能為客戶提供更佳服務。部門之生產設施已策略性地分佈全港，加上不斷致力減低成本，當建築工程在不久將來回復正常及市場對建築材料之需求增加時，本部門之業務將更具優勢。

澳門對建築材料之需求仍然殷切，本集團已進一步擴展預拌混凝土生產設備，以配合不斷上升之市場需求。該業務繼續為本部門提供良好之盈利貢獻。

中國內地

期內，中國內地採取宏調措施為過熱之經濟降溫，此舉令內地主要城市之建築工程受到壓抑。市場競爭加劇，使在內地之業務盈利貢獻減少。本集團為了提升市場競爭力，將繼續致力改善營運效率及節省成本。

本集團在內地與各大型鋼鐵公司組成合營公司，從事生產及分銷礦渣微粉，該等合營公司繼續為本集團帶來良好之盈利貢獻。現正考慮進一步擴充生產設施及設立新的合營公司，以加強本集團作為在內地礦渣微粉生產商之領導地位。

本集團於雲南省之水泥合營公司之投資正如期進行。雲南省保山區現正興建之新生產設施，預期將於本年較後時間投產。目前正考慮在該省內之策略性地點增設生產廠房，而本集團致力成為省內具領導地位之水泥生產商之一。本集團已作好準備，在中央政府推行西部大開發政策下，把握建築材料市場之發展契機。

流動資金及財務資源

本集團之財務狀況於期內繼續保持穩健。本集團於二零零七年六月三十日之股東權益為133.65億元，較於二零零六年十二月三十一日之136.33億元減少約2%。本集團之總資產則增至296.18億元，而於二零零六年十二月三十一日則為292.09億元。

本集團之現金狀況繼續保持充裕。於二零零七年六月三十日之現金及銀行結餘總額為62.6億元，於二零零六年十二月三十一日則為57.83億元。

於二零零七年六月三十日，本集團之總債務為91.9億元，於二零零六年十二月三十一日則為89.73億元。本集團之總債務主要包括銀行貸款、定息票據、擔保票據、可換股票據及其他債務責任，大多以港元及美元為單位。本集團密切監控借貸水平，以確保於債務到期日時能順利償還款項。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

負債比率

負債比率定義為未償還之總借款金額扣除現金結餘與總資產(不包括現金結餘)相比。本集團於二零零七年六月三十日之負債比率處於13%之滿意水平，於二零零六年十二月三十一日則為14%。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港元、美元或以營運附屬公司之當地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港元、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團之庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值2.33億元(二零零六年十二月三十一日：2.17億元)之租賃土地及2.59億元(二零零六年十二月三十一日：2.59億元)之銀行存款已作為銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出為數6.13億元(二零零六年十二月三十一日：2.1億元)擔保，其中4.25億元(二零零六年十二月三十一日：1.75億元)經已動用。

本集團已就一間聯營公司獲授之信貸額向銀行作出為數900萬元(二零零六年十二月三十一日：900萬元)擔保。於二零零七年六月三十日，已動用信貸額為900萬元(二零零六年十二月三十一日：900萬元)。

僱員及薪酬政策

於二零零七年六月三十日，本集團在香港、澳門及中國內地僱員總人數約9,800人(不包括聯營公司及共同控制實體)。僱員開支合共港幣7.3億元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力、公平及定期檢討的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為僱員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照澳門及中國內地市場的薪酬福利水平，釐定兩地員工的薪酬福利，並著重提供員工培訓及發展的機會。

中期財務資料的審閱報告

致銀河娛樂集團有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第11至27頁的中期財務資料，此中期財務資料包括銀河娛樂集團有限公司(「貴公司」)及其子公司(以下合稱「貴集團」)於二零零七年六月三十日的綜合資產負債表與截至該日止六個月期間的綜合損益表、簡明綜合現金流量表和綜合權益變動表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及公平地列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年九月十七日

綜合損益表（未經審核）

截至二零零七年六月三十日止六個月

	附註	二零零七年 港幣千元	二零零六年 港幣千元
收益	5	**6,331,969**	1,306,321
銷售成本		**(5,538,353)**	(1,207,448)
毛利		**793,616**	98,873
其他收入		**185,139**	135,825
行政費用		**(412,080)**	(193,439)
其他營運費用		**(510,096)**	(504,922)
經營溢利／(虧損)	6	**56,579**	(463,663)
財務費用	7	**(323,793)**	(288,786)
應佔溢利減虧損			
共同控制實體		**(918)**	17,112
聯營公司		**—**	504
除税前虧損		**(268,132)**	(734,833)
税項	8	**(11,684)**	(1,449)
本期虧損		**(279,816)**	(736,282)
以下人士應佔：			
股東		**(267,818)**	(734,452)
少數股東權益		**(11,998)**	(1,830)
		(279,816)	(736,282)
中期股息	9	**—**	—
		港仙	港仙
每股虧損	10		
基本		**(8.1)**	(22.3)
攤薄		**(8.1)**	(22.3)

綜合資產負債表（未經審核）

於二零零七年六月三十日

	附註	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		**4,154,660**	3,882,504
投資物業		**62,500**	62,500
租賃土地和土地使用權		**1,600,852**	1,621,917
無形資產		**15,026,208**	15,520,486
共同控制實體		**496,828**	386,520
聯營公司		**731**	730
其他非流動資產	12	**885,393**	951,697
		22,227,172	22,426,354
流動資產			
存貨		**96,459**	94,522
應收賬款及預付款	13	**1,004,547**	863,138
可收回稅項		**1,714**	2,546
其他投資		**27,888**	39,241
現金和銀行結餘		**6,259,796**	5,783,197
		7,390,404	6,782,644
總資產		**29,617,576**	29,208,998
權益			
股本	14	**330,179**	329,612
儲備		**13,034,375**	13,303,187
股東權益		**13,364,554**	13,632,799
少數股東權益		**481,911**	490,700
總權益		**13,846,465**	14,123,499
負債			
非流動負債			
借貸	15	**8,536,587**	8,439,965
遞延稅項負債		**1,777,178**	1,778,588
衍生金融工具		**550,879**	573,109
撥備		**101,567**	120,151
		10,966,211	10,911,813
流動負債			
應付賬款及應計費用	16	**4,132,523**	3,633,845
借貸之現期部分	15	**653,000**	532,888
應付稅項		**19,377**	6,953
		4,804,900	4,173,686
負債總額		**15,771,111**	15,085,499
總權益及負債		**29,617,576**	29,208,998

	二零零七年 港幣千元	二零零六年 港幣千元
來自經營業務之現金淨額	**981,709**	1,147,851
用於投資業務之現金淨額	**(557,391)**	(1,044,181)
來自／(用於)融資活動之現金淨額	**46,953**	(10,421)
現金及銀行結餘增加淨額	**471,271**	93,249
於期初之現金及銀行結餘	**5,783,197**	5,068,214
匯率變動	**5,328**	(22,363)
於期末之現金及銀行結餘	**6,259,796**	5,139,100

綜合權益變動表（未經審核）

截至二零零七年六月三十日止六個月

	股本 港幣千元	其他儲備 港幣千元	盈餘儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總計 港幣千元
於二零零六年十二月三十一日	**329,612**	**11,715,958**	**1,587,229**	**13,632,799**	**490,700**	**14,123,499**
非流動投資公平值變動	—	**22**	—	**22**	**2,335**	**2,357**
滙兌差額	—	**27,345**	—	**27,345**	**955**	**28,300**
對沖現金流公平值變動	—	**(50,828)**	—	**(50,828)**	**(81)**	**(50,909)**
於權益內直接確認的淨虧損	—	**(23,461)**	—	**(23,461)**	**3,209**	**(20,252)**
認股權獲行使時發行股份	**567**	**22,467**	—	**23,034**	—	**23,034**
本期內虧損	—	—	**(267,818)**	**(267,818)**	**(11,998)**	**(279,816)**
	567	**22,467**	**(267,818)**	**(244,784)**	**(11,998)**	**(256,782)**
於二零零七年六月三十日	**330,179**	**11,714,964**	**1,319,411**	**13,364,554**	**481,911**	**13,846,465**
於二零零五年十二月三十一日	329,058	11,485,033	3,118,363	14,932,454	491,910	15,424,364
滙兌差額	—	16,113	—	16,113	(87)	16,026
對沖現金流公平值變動	—	2,325	—	2,325	—	2,325
於權益內直接確認的淨收入	—	18,438	—	18,438	(87)	18,351
認股權獲行使時發行股份	427	12,379	—	12,806	—	12,806
認股權公平值	—	1,933	—	1,933	—	1,933
收購少數股東權益	—	—	—	—	(3,286)	(3,286)
已付予少數股東股息	—	—	—	—	(976)	(976)
儲備轉往	—	(412)	412	—	—	—
本期內虧損	—	—	(734,452)	(734,452)	(1,830)	(736,282)
	427	13,900	(734,040)	(719,713)	(6,092)	(725,805)
於二零零六年六月三十日	329,485	11,517,371	2,384,323	14,231,179	485,731	14,716,910

1. 編製基準及會計政策

中期財務資料乃採用歷史成本會計法，並對投資物業、非流動投資、財務資產及財務負債(包括衍生金融工具)按公平值列值之重估作出修訂，及按照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」呈列。

編製中期財務資料所用之會計政策，與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

在二零零七年，本集團採納下列與其業務相關的新準則，準則之修訂及詮釋。

香港會計準則第1號的修訂	財務報表的呈報：資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則 第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估勘入式衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告和減值

採納該等新準則、準則之修訂及詮釋，對本集團之業績、財務狀況或會計政策，並無任何重大影響。而年度財務報表之披露則因應採納香港會計準則第1號的修訂及香港財務報告準則第7號而作出增加。

2. 財務風險管理

本集團對於財務風險管理之政策及原則與截至二零零六年十二月三十一日止年度之財務報表所披露貫徹一致。

3. 關鍵會計估算及判斷

本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。所得出之會計估算難免偏離實際相關業績。

編製本中期財務資料過程中所作之會計估算及判斷與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

4. 分部資料

本集團主要從事娛樂場幸運博彩或其他方式的博彩，提供酒店住宿款待及相關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。

分部資產主要包括物業，機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括投資、衍生金融工具、可收回稅項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備。而業務分部之間沒有任何銷售或貿易交易。

(a) 業務分部資料

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
截至二零零七年六月三十日止六個月				
收益	5,603,639	728,330	–	6,331,969
經營溢利／(虧損)(附註)	(69,022)	21,770	103,831	56,579
財務費用				(323,793)
共同控制實體應佔溢利減虧損	1,308	(2,226)	–	(918)
除稅前虧損				(268,132)
稅項				(11,684)
本期虧損				(279,816)
資本開支	584,047	4,602	574	589,223
折舊	113,308	41,387	1,039	155,734
攤銷	515,351	21,909	–	537,260
物業、機器及設備減值	–	9,793	–	9,793
存貨減值	–	972	–	972

附註： 博彩及娛樂業務分部業績包括路氹城大型娛樂渡假中心之開辦前開支 9,865,000港元。

4. 分部資料(續)

(a) 業務分部資料(續)

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
截至二零零六年六月三十日止六個月				
收益	741,148	565,173	–	1,306,321
經營溢利/(虧損)(附註)	(543,245)	5,818	73,764	(463,663)
財務費用				(288,786)
應佔溢利減虧損				
共同控制實體	–	17,112	–	17,112
聯營公司	–	504	–	504
除税前虧損				(734,833)
税項				(1,449)
本期虧損				(736,282)
資本開支	1,216,141	36,410	3,912	1,256,463
折舊	6,189	42,715	451	49,355
攤銷	495,497	19,458	–	514,955
物業、機器及設備減值	–	1,294	–	1,294
非流動投資減值	–	–	4,237	4,237

附註: 博彩及娛樂業務分部業績包括城市俱樂部娛樂場及星際酒店及娛樂場所產生之開辦前開支 87,152,000港元。

4. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
於二零零七年六月三十日				
分部資產	**20,247,576**	**1,811,397**	**7,061,044**	**29,120,017**
共同控制實體	**(1,461)**	**498,289**	**–**	**496,828**
聯營公司	**–**	**731**	**–**	**731**
總資產				**29,617,576**
分部負債	**3,385,612**	**564,637**	**11,820,862**	**15,771,111**
於二零零六年十二月三十一日				
分部資產	20,403,330	1,782,149	6,636,269	28,821,748
共同控制實體	(2,769)	389,289	–	386,520
聯營公司	–	730	–	730
總資產				29,208,998
分部負債	2,907,093	539,522	11,638,884	15,085,499

4. 分部資料(續)

(b) 地區分佈資料

	收益 港幣千元	資本開支 港幣千元	總資產 港幣千元
			於二零零七年
截至二零零七年六月三十日止六個月			**六月三十日**
澳門	**5,734,749**	**584,265**	**25,340,911**
香港	**322,779**	**3,274**	**2,853,535**
中國內地	**274,441**	**1,684**	**1,423,130**
	6,331,969	**589,223**	**29,617,576**
			於二零零六年
截至二零零六年六月三十日止六個月			十二月三十一日
澳門	842,657	1,236,146	25,077,008
香港	210,133	18,312	2,860,182
中國內地	253,531	2,005	1,271,808
	1,306,321	1,256,463	29,208,998

5. 收益

收益源自銷售建築材料,博彩經營業務及酒店業務。

	二零零七年 **港幣千元**	二零零六年 港幣千元
建築材料銷售	**728,330**	565,173
博彩經營業務		
博彩收益淨額	**5,427,040**	662,871
貢獻(附註)	**63,199**	72,845
小費收入	**19,094**	5,432
酒店業務		
房間租金	**59,162**	–
食物及餐飲	**18,450**	–
其他	**16,694**	–
	6,331,969	1,306,321

5. 收益(續)

附註：本集團就若干城市俱樂部娛樂場(「若干城市俱樂部娛樂場」)與第三方訂立若干協議(「協議」)，協議年期相等於與澳門特別行政區政府(「澳門政府」)訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商(「服務供應商」)已承諾為若干城市俱樂部娛樂場提供穩定客源，並為該等城市俱樂部娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩税及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市俱樂部娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩税及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市俱樂部娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認為本集團開支。

若干城市俱樂部娛樂場來自博彩經營業務的收支資料如下：

	二零零七年 **港幣千元**	二零零六年 港幣千元
博彩收益淨額	**1,053,968**	1,404,995
小費及其他收入	**6,817**	12,920
利息收入	**5,495**	9,361
	1,066,280	1,427,276
營運費用		
向澳門政府支付的特別博彩税及基金	**(423,885)**	(565,832)
中介人的佣金及津貼	**(388,641)**	(544,102)
僱員福利	**(177,389)**	(124,591)
其他營運費用	**(42,703)**	(39,667)
	(1,032,618)	(1,274,192)
博彩經營業務的貢獻	**33,662**	153,084
服務供應商的貢獻／(酬金淨額)	**29,537**	(80,239)
本集團應佔的貢獻	**63,199**	72,845

6. 經營溢利／(虧損)

	二零零七年 港幣千元	二零零六年 港幣千元
經營溢利／(虧損)已計入：		
租金收入	**1,884**	6,794
利息收入		
銀行存款	**106,021**	75,179
借款予關連公司	**–**	3,371
借款予共同控制實體	**1,053**	1,101
遞延應收款	**390**	337
行政收入	**14,507**	4,794
上市投資公平值變動	**18,652**	–
出售上市投資收益	**19,898**	–
非上市投資股息收入	**2,111**	–
融資租賃總盈利	**7,618**	3,508
及已扣除：		
折舊	**155,734**	49,355
攤銷		
博彩牌照	**495,077**	494,806
電腦軟件	**3,123**	269
清除表土費用	**7,646**	7,938
改善石礦場	**7,565**	7,570
發展石礦場	**2,668**	941
租賃土地和土地使用權	**21,181**	3,431
物業、機器及設備減值	**9,793**	17
存貨減值	**972**	–
銷售存貨成本	**677,398**	517,967

7. 財務費用

	二零零七年 港幣千元	二零零六年 港幣千元
利息費用		
毋須於五年內全數償還之有擔保定息票據	**144,164**	133,675
須於五年內全數償還之有擔保浮息票據	**108,597**	101,799
須於五年內全數償還之定息票據	**71,025**	72,200
須於五年內全數償還之可換股票據	**55,195**	–
銀行貸款及透支	**17,763**	15,036
須於五年內全數償還之融資租賃承擔	**606**	28
可換股票據中之衍生部分公平值變動	**(25,038)**	–
對沖交叉貨幣掉期淨收入	**(17,886)**	–
其他借貸成本	**10,297**	4,238
	364,723	326,976
在建資產資本化金額	**(40,930)**	(38,190)
	323,793	288,786

8. 稅項

	二零零七年 港幣千元	二零零六年 港幣千元
本期稅項		
香港利得稅	**10,752**	–
中國內地所得稅	**628**	934
澳門所得補充稅	**1,714**	1,777
遞延稅項	**(1,410)**	(1,262)
	11,684	1,449

香港利得稅乃按照本期估計應課稅溢利依17.5%(二零零六年：17.5%)稅率提撥。香港以外地區稅項乃按有關地區之現行稅率就當地產生之應課稅溢利提撥。

截至二零零七年六月三十日止六個月，應佔聯營公司及共同控制實體之稅項分別為無(二零零六年：250,000港元)及1,773,000港元(二零零六年：336,000港元)，已於損益表內應佔聯營公司及共同控制實體之溢利減虧損記錄入賬。

9. 中期股息

董事會決議於截至二零零七年六月三十日止六個月不宣派任何中期股息(二零零六年：無)。

10. 每股虧損

每股基本虧損乃根據股東應佔虧損 267,818,000港元(二零零六年：734,452,000港元)及期內已發行股份之加權平均數3,298,518,135股(二零零六年：3,291,087,260股)計算。

二零零七年及二零零六年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使並無對每股虧損造成攤薄影響。

11. 資本支出

截至二零零七年六月三十日止六個月，本集團就物業、機器及設備支出港幣584,800,000元(二零零六年：港幣1,237,000,000元)、無形資產支出港幣3,900,000元 (二零零六年：港幣4,700,000 元)，無租賃土地和土地使用權支出(二零零六年：港幣13,800,000元)及遞延開支港幣 500,000元 (二零零六年：港幣900,000元) 。本集團出售物業、機器及設備則為港幣1,800,000元(二零零六年: 港幣8,200,000元)。

12. 其他非流動資產

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
非流動投資	**283,989**	284,932
應收融資租賃款	**152,596**	168,552
衍生金融工具	**15,908**	47,072
遞延支出		
清除表土費用	**59,331**	68,574
石礦場發展費用	**10,598**	10,930
石礦場改善費用	**98,315**	105,880
遞延應收賬款	**5,503**	6,604
受限制銀行存款	**259,153**	259,153
	885,393	951,697

13. 應收賬款及預付款

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
業務應收賬款扣除撥備	**580,614**	504,390
其他應收款扣除撥備	**80,863**	68,193
應收共同控制實體款項	**196,580**	174,053
應收聯營公司款項	**183**	183
預付款	**101,319**	72,620
應收融資租賃之現期部份	**44,988**	43,699
	1,004,547	863,138

業務應收賬款主要源自銷售建築材料。本集團根據當地行業之標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層作定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
一個月內	**136,809**	136,508
二至三個月	**194,008**	148,612
四至六個月	**65,919**	97,840
六個月以上	**183,878**	121,430
	580,614	504,390

14. 股本

	每股面值港幣0.10元之普通股	港幣千元
法定股本：		
於二零零六年六月三十日，二零零六年十二月三十一日及於二零零七年六月三十日	6,888,000,000	688,800
已發行及繳足股本：		
於二零零六年一月一日	3,290,579,361	329,058
行使認股權	4,270,000	427
於二零零六年六月三十日	3,294,849,361	329,485
行使認股權	1,268,000	127
於二零零六年十二月三十一日	3,296,117,361	329,612
行使認股權	5,674,000	567
於二零零七年六月三十日	**3,301,791,361**	**330,179**

按照本公司之認股權計劃，可認購本公司股份之認股權已授予選定之行政人員。期內，沒有授出新認股權(二零零六年：無)，有關6,174,000股股份(二零零六年：4,270,000股)之認股權已獲行使後共有5,674,000股新股份於期內發行及500,000股新股份則於二零零七年七月發行，以及無失效之認股權(二零零六年：600,000股)。於二零零七年六月三十日，根據計劃授出尚未獲行使之認股權如下：

行使期	每股行使價港幣	認股權數目 二零零七年六月三十日	認股權數目 二零零六年十二月三十一日
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**2,500,000**	2,500,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**3,400,000**	3,400,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**4,280,000**	4,280,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**14,200,000**	13,200,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**3,060,000**	3,290,000
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**130,000**	400,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	—	228,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**38,000**	280,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**11,450,000**	16,250,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**2,320,000**	3,724,000
		41,378,000	47,552,000

15. 借貸

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
銀行借款		
有抵押	**194,780**	259,860
無抵押	**558,858**	453,420
	753,638	713,280
其他借款		
定息票據	**2,593,007**	2,521,982
有擔保票據	**4,566,115**	4,532,106
可換股票據	**1,266,861**	1,205,377
銀行借款及其他借款	**9,179,621**	8,972,745
融資租賃承擔	**9,966**	108
借貸總額	**9,189,587**	8,972,853
列為流動負債之現期部分	**(653,000)**	(532,888)
	8,536,587	8,439,965

16. 應付賬款及應計費用

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
業務應付賬款	**1,022,410**	975,230
其他應付款	**680,073**	668,863
已發出籌碼	**1,723,568**	1,065,413
應付共同控制實體款項	**–**	294
少數股東貸款	**62,683**	76,088
營運應計費用	**639,151**	843,663
已收按金	**4,638**	4,294
	4,132,523	3,633,845

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
一個月內	**762,123**	816,005
二至三個月	**106,751**	65,820
四至六個月	**64,720**	55,560
六個月以上	**88,816**	37,845
	1,022,410	975,230

17. 資本承擔

	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
已簽約但未撥備	**2,742,379**	2,315,845
已批准但未簽約	**1,215,465**	1,206,054

董事之證券及認股權權益

於二零零七年六月三十日，根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內，或根據載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在本公司股份、相關股份及債券之權益，及任何認購本公司股份之權利及行使該等權利之詳情，分列如下：

(a) 普通股(包括相關股份)

	股份數目					佔已發行股本
姓名	個人權益	家族權益	公司權益	其他權益	合計	之百分比
呂志和	17,187,632	2,181,518	80,693,238[1]	1,905,118,394[2]	2,005,180,782	60.73
呂耀東	11,498,896	–	436,753,661[3]	1,905,118,394[2]	2,353,370,951	71.28
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.08
鄧呂慧瑜	8,939,722	–	–	1,905,118,394[2]	1,914,058,116	57.97
張惠彬	582,533	–	–	–	582,533	0.02
鄭慕智	500,000	–	–	–	500,000	0.02
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01
唐家達	2,800,000	–	–	–	2,800,000	0.08

(b) 認股權

於截至二零零七年六月三十日止六個月，根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之變動詳情載列如下：

姓名	授出日期	認股權數目 於二零零七年一月一日持有	認股權數目 於期內行使	認股權數目 於二零零七年六月三十日持有	行使價（港幣）	行使期
呂志和	一九九八年五月二十日	1,500,000	–	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	–	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	–	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	–	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	–	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	–	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	–	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	–	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	–	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭慕智	二零零三年二月二十八日	300,000	–	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	–	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
唐家達	二零零五年十月二十一日	*2,500,000	–	2,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
僱員(合計)	一九九八年五月二十日	400,000	270,000[(a)]	130,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	228,000	228,000[(a)]	–	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	280,000	242,000[(b)]	38,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	12,750,000	3,800,000[(c)]	#6,450,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	3,724,000	1,404,000[(d)]	2,320,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
其他	二零零五年十月二十一日	3,500,000	–	##5,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	–	##230,000[(e)]	–	4.5900	二零零六年十月二十二日至二零一一年十月二十一日

* *唐家達於二零零七年四月十八日獲委任為董事時所持之認股權數目*

\# *唐家達所持之認股權由「僱員」重新分類為「董事」後*

\#\# *羅志聰於期內辭任董事後，其所持之認股權由「董事」重新分類為「其他」後*

附註：

a. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.28元。

b. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.50元。

c. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.48元。

d. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.54元。

e. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.92元。

除了於二零零五年十月二十一日授出，可於二零零五年十月二十二日至二零一一年十月二十一日期間以行使價每股港幣4.59元行使之認股權外，上文所述之所有認股權，須受一年持有期限制。

期內並無授出或註銷任何認股權，亦無任何認股權失效。

每位承授人在每次接納認股權時所付之代價為港幣1.00元。

(c) 債券

	債券金額		
姓名	公司權益 港幣	其他權益 港幣	合計權益 港幣
呂志和	—	2,320,898,413[(4)]	2,320,898,413
呂耀東	50,906,654[(3)]	2,320,898,413[(4)]	2,371,805,067
鄧呂慧瑜	—	2,320,898,413[(4)]	2,320,898,413

附註:

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司80,387,837股及305,401股股份。

(2) 由呂志和博士以創立人身份成立之兩項全權家族信託分別擁有本公司1,267,165,313股及22,969,034股股份權益。於聯交所上市之本公司主要股東嘉華國際集團有限公司(「嘉華國際」)擁有由其全資附屬公司所持有之本公司股份614,984,047股之權益。嘉華國際由上述其中一項全權家族信託控制。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接可能受益人，因此被視為擁有該等信託及嘉華國際所持有之上述本公司股份權益。

(3) 由呂耀東先生控制之Recurrent Profits Limited 持有本公司111,138,039股股份及港幣50,906,654元之債券。Top Notch Opportunities Limited(「Top Notch」)擁有本公司231,615,731股相關股份，Kentlake International Investments Limited(「Kentlake」)擁有本公司60,000,000 股股份及33,999,891股相關股份權益。Top Notch及Kentlake均由呂耀東先生控制。

(4) 由呂志和博士以創立人身份成立之一項全權家族信託擁有本公司發行之港幣2,320,898,413元的債券權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士作為直接或間接受益人，被視為擁有該等債券權益。

上述所有權益均指好倉。

除上文所披露者外，於二零零七年六月三十日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零七年六月三十日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益或淡倉之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

姓名／名稱	股份數目 (好倉)	佔已發行股本之百分比	股份數目 (淡倉)	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	8.04	265,615,622	8.04
City Lion Profits Corp.	1,160,449,206	35.15	–	–
Davos Investment Holdings Private Limited	265,615,622	8.04	265,615,622	8.04
國浩集團有限公司	265,615,622	8.04	265,615,622	8.04
Guoline Capital Assets Limited	265,615,622	8.04	265,615,622	8.04
Guoline Overseas Limited	265,615,622	8.04	265,615,622	8.04
HL Holdings Sdn Bhd	265,615,622	8.04	265,615,622	8.04
Hong Leong Company (Malaysia) Berhad	265,615,622	8.04	265,615,622	8.04
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.04	265,615,622	8.04
HSBC International Trustee Limited	1,905,132,394 (附註)	57.70	–	–
Kwek Holdings Pte Ltd	265,615,622	8.04	265,615,622	8.04
Kwek Leng Kee	265,615,622	8.04	265,615,622	8.04
嘉華國際集團有限公司	614,984,047	18.63	–	–
何安全	176,250,301	5.34	–	–
郭令燦	265,615,622	8.04	265,615,622	8.04
Top Notch Opportunities Limited	231,615,731	7.01	–	–

附註： HSBC International Trustee Limited 乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託持有本公司1,905,118,394股股份權益。

下列權益乃重複者:

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,905,118,394股本公司股份及本公司發行之港幣2,320,898,413元的債券。在該等股份當中，

　a. 嘉華國際集團有限公司亦擁有其中614,984,047股本公司股份的權益；

　b. City Lion Profits Corp.亦擁有其中1,160,449,206股本公司股份的權益；

(ii) 呂耀東先生及Top Notch Opportunities Limited擁有之 231,615,731股本公司相關股份；

(iii) 呂耀東先生及何安全先生擁有之60,000,000股本公司股份及33,999,891股相關股份權益；

(iv) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股本公司股份(好倉及淡倉)。

除上文所披露者外，於二零零七年六月三十日，概無任何人士曾知會本公司其擁有根據證券及期貨條例第336條須予記錄之本公司股份或相關股份之權益或淡倉。

買賣上市證券

本公司於截至二零零七年六月三十日止之六個月內，並無贖回任何本公司之股份或上市債務證券。本公司或其任何附屬公司於期內亦並無購入或出售任何本公司之股份或上市債務證券。

審閱中期業績

本集團截至二零零七年六月三十日止六個月之中期業績，已經由本公司審核委員會審閱，並由本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。

董事進行證券交易之行為守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易之標準守則(「標準守則」)作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，董事已遵守標準守則所載之規定準則及本公司本身之守則。

企業管治

截至二零零七年六月三十日止之六個月內，除守則條文第A.4.2條外，本公司已符合上市規則附錄十四內企業管治常規守則所載之守則條文規定。就守則條文第A.4.2條而言，鑑於其他董事根據本公司之細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年九月十七日

END